     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1997

                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          CENTRAL PARKING CORPORATION
             (Exact name of registrant as specified in its charter)

            TENNESSEE                          62-1052916
   (State or other jurisdiction   (I.R.S. Employer Identification No.)
  incorporation or organization)

                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                             MONROE J. CARELL, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CENTRAL PARKING CORPORATION
                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                    MARK MANNER                                       J. GENTRY BARDEN
    HARWELL HOWARD HYNE GABBERT & MANNER, P.C.                     BASS, BERRY & SIMS PLC
               FIRST AMERICAN CENTER                                FIRST AMERICAN CENTER
            NASHVILLE, TENNESSEE 37238                           NASHVILLE, TENNESSEE 37238
                  (615) 256-0500                                       (615) 742-6200

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
           TITLE OF EACH CLASS                  AMOUNT        PROPOSED MAXIMUM    PROPOSED MAXIMUM        AMOUNT OF
              OF SECURITIES                      TO BE         OFFERING PRICE    AGGREGATE OFFERING     REGISTRATION
            TO BE REGISTERED                 REGISTERED(1)      PER SHARE(2)          PRICE(2)               FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share...  4,510,000 shares        $27.50           $124,025,000           $37,584
========================================================================================================================

(1) Includes an aggregate of 410,000 shares to cover over-allotments, if any, pursuant to an over-allotment option granted to the Underwriters by the Company.
(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee, based on the average of the high and low sale prices reported on the New York Stock Exchange on March 20, 1997.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 24, 1997

PROSPECTUS

                                4,100,000 SHARES

                       CENTRAL PARKING CORPORATION LOGO
                                  COMMON STOCK

     Of the 4,100,000 shares of Common Stock offered hereby, 3,300,000 shares are being sold by Central Parking Corporation (the "Company") and up to 800,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "PK." On March 19, 1997, the last reported sale price of the Common Stock was $28.00 per share. See "Price Range of Common Stock and Dividend Policy."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=========================================================================================================================
                              PRICE TO               UNDERWRITING             PROCEEDS TO          PROCEEDS TO SELLING
                               PUBLIC                DISCOUNT(1)               COMPANY(2)            SHAREHOLDERS(2)
-------------------------------------------------------------------------------------------------------------------------
Per Share............            $                        $                        $                        $
------------------------------------------------------------------------------------------------------------------
Total(3).............            $                        $                        $                        $
==================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $563,415 payable by the Company and $136,585 payable by the Selling Shareholders.
(3) The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 410,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters,
    the total Price to Public will be $       , the total Underwriting Discount
    will be $          , and the total Proceeds to Company will be $       . See
    "Underwriting."
                             ---------------------

     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale, and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel, or modify the offer without notice. It is expected that certificates for the shares of Common
Stock will be available for delivery on or about             , 1997.
                             ---------------------

                      J.C. Bradford & Co. and Underwriters

                                            , 1997

                [CENTRAL PARKING CORPORATION MAP OF LOCATIONS]


     FOR UNITED KINGDOM PURCHASERS: This Prospectus has not been registered in the United Kingdom and, accordingly, the shares of Common Stock offered hereby may not be and are not being offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986), and this Prospectus may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or a person to whom this Prospectus may otherwise lawfully be passed on.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING STABILIZATION AND SHORT-COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Picture of The Crescent -- Dallas, Texas     Picture of Busch Stadium Garages --
        Parking managed since 1985                    St. Louis, Missouri
                                                    Purchased December 1996
                                                (Previously managed since 1984)







                            Picture of One Market --  San Francisco, California
                                         Parking managed since 1995




  Picture of Interstate Tower -- Charlotte, North Carolina
             Parking managed since 1990

                                        Picture of Kuala Lumpur, Malaysia
                                        Parking to be managed Spring 1997






                        Picture of Broadgate -- London, England
                        Leased and operated parking since 1991










Picture of Heathrow International Airport -- London, England
Leased and operated parking at various terminals since 1991

Picture of CocoWalk -- Miami, Florida
    Parking managed since 1990











                               Picture of Fleet Center -- Boston, Massachusetts
                                            Parking managed since 1995







Picture of Turner Stadium -- Atlanta, Georgia
     Parking to be managed Spring 1997








                         Picture of Madison Square Garden -- New York, New York
                                        Parking managed since 1992

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise indicates, (i) all references to the "Company" include Central Parking Corporation and its subsidiaries, (ii) the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option, and (iii) the information contained in this Prospectus has been adjusted to reflect a three-for-two split of the Common Stock effected in the form of a stock dividend on March 19, 1996. All references to the facilities operated by the Company as of January 31, 1997 include the facilities acquired in the Acquisitions (as defined below). See "-- Recent Developments." The Company's fiscal year ends September 30. References to fiscal years by date refer to the fiscal year ending September 30 of that year.

                                  THE COMPANY

     Central Parking Corporation (the "Company") is a leading provider of parking services operating, as of January 31, 1997, 1,524 parking facilities containing approximately 647,000 spaces in 34 states, the District of Columbia, Puerto Rico, the United Kingdom, Germany, Canada, Mexico, and Malaysia. The Company also provides parking consulting services in Spain and has a business development office in Amsterdam. Since September 30, 1992, the Company has increased the number of facilities it operates by approximately 675 facilities. The Company's leadership position in the parking industry is a result of applying professional management strategies to a fragmented industry managed largely by small local operators; developing relationships with key real estate managers and developers, including sports arena operators; understanding the needs of the parking public; applying technology to parking services; and retaining employees through formal training programs and performance-based compensation.

     The Company provides parking management services at multi-level parking facilities and surface lots. It also provides parking consulting, shuttle, valet, parking meter enforcement, and billing and collection services. The Company operates parking facilities under three general types of arrangements: management contracts, leases, and fee ownership. As of January 31, 1997, the Company operated 828 parking facilities under management contracts and 638 parking facilities under leases, and owned, either independently or through joint ventures, 58 parking facilities.

     The International Parking Institute (the "IPI") estimates that there are 35,000 parking facilities in the United States generating approximately $26.0 billion of annual revenues, which is divided evenly between commercial and governmental operators. The commercial parking services business is very fragmented, consisting of a few national companies and approximately 1,000 small, privately-held local and regional operators. The Company believes that it has the opportunity to consolidate this fragmented, localized industry by using its competitive advantages with regard to scale, financial strength, technology, controls, and professionalism, all of which are becoming increasingly important in the parking services business. For the same reasons, the Company believes that it is well-positioned to be selected by municipal and other governmental entities to operate their parking facilities and provide parking-related services as such entities move toward outsourcing and privatization.

     The Company distinguishes itself from its competitors by combining a reputation for professional integrity and quality management with operating strategies designed to increase the revenues of parking operations for its clients. The Company's clients include some of the nation's largest owners and developers of mixed-use projects, major office building complexes, sports stadiums, and hotels, as well as several municipalities. Parking facilities operated by the Company include, among others, certain terminals operated by BAA Heathrow International Airport (London), the Prudential Center (Boston), Rockefeller Center (New York), One Penn Plaza (New York), Ericsson Stadium (Charlotte), Busch Stadium (St. Louis), Reunion Arena (Dallas), Coors Field (Denver), Oriole Park at Camden Yards (Baltimore), Cinergy Field (Cincinnati), Turner Stadium (Atlanta), and various parking facilities owned by the Hyatt and Westin hotel chains, the Rouse Company, Faison Associates, May Department Stores, Equity Office Properties, and Crescent Real Estate.

     The Company's growth strategy is to increase revenues and profitability by
(i) increasing its market share through take-aways of competitors' contracts, winning new management and lease contracts, purchasing properties, and nurturing relationships with large real estate developers and asset managers; (ii) continuing to pursue strategic acquisitions of other parking service companies; and (iii) expanding its international activity, principally through joint venture arrangements and consulting engagements. In addition, the Company intends to achieve operating efficiencies through economies of scale by leveraging its corporate infrastructure and its established presence in local markets. Management also believes that privatization of parking and parking related services will provide significant opportunities in the future.

     Central Parking Corporation's principal executive offices are located at 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212, and its telephone number at that address is (615) 297-4255.

                              RECENT DEVELOPMENTS

Acquisition of Square Industries, Inc.

     On January 18, 1997, the Company completed a tender offer (the "Square Acquisition") for Square Industries, Inc. ("Square"), a publicly held company. As of December 31, 1996, Square operated 117 parking facilities containing approximately 61,000 spaces in New York, New Jersey, Pennsylvania, Maryland, Massachusetts, Delaware, Indiana, Georgia, and Canada, including Rockefeller Center and One Penn Plaza in New York City. The total consideration for the Square Acquisition was approximately $53.0 million in cash, plus the assumption of approximately $23.2 million of Square indebtedness. The Company funded the tender offer with borrowings under its credit facility (the "Credit Facility").

     The Company believes the strategic and financial benefits of the Square Acquisition include the opportunity to realize significant cost savings and economies of scale through the elimination of duplicative corporate overhead and management functions, information sharing, and increased market share, particularly in the New York and Philadelphia markets where, as a result of the acquisition, the size of the Company's operations has more than doubled. The Square Acquisition expands the Company's geographic presence into new markets including Indianapolis, Ottawa, and Toronto. Furthermore, the Company believes the Square Acquisition has improved the Company's mix of leased and owned facilities and has added several capable and experienced management personnel to complement the Company's existing staff.

Purchase of Busch Stadium Properties

     On December 31, 1996, the Company acquired all of the ownership units in Civic Parking, LLC ("Civic") (the "Civic Acquisition" and, collectively with the Square Acquisition, the "Acquisitions"). Civic owns four parking facilities adjacent to or near Busch Stadium in St. Louis, Missouri, containing approximately 7,500 parking spaces. Prior to the Civic Acquisition, the Company operated all four parking facilities pursuant to management agreements. Management believes that acquiring control of these facilities provides the opportunity for greater revenue growth and increased cost savings. The Company funded the purchase through a combination of working capital and approximately $67.2 million of borrowings under the Credit Facility.

     The Company has entered into a non-binding letter of intent to sell a 50% interest in Civic to a third party real estate fund (the "Fund") for cash at the Company's cost. There can be no assurance that the sale of the 50% interest to the Fund will be completed or, if completed, that it will be on the terms currently contemplated. If such sale is completed, the Company and the Fund will operate the facilities as a joint venture.

                                  THE OFFERING

Common Stock offered by the Company......................  3,300,000 shares

Common Stock offered by the Selling Shareholders.........  800,000 shares

Common Stock to be outstanding after the Offering........  20,795,772 shares(1)

Use of proceeds by the Company...........................  To repay a portion of the indebtedness outstanding under the Credit Facility.
                                                           See "Use of Proceeds."

NYSE symbol..............................................  PK

---------------

(1) Does not include 343,250 shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans.

       SUMMARY HISTORICAL AND PRO FORMA AS ADJUSTED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT PER SHARE DATA AND OTHER DATA)

                                                                                                            THREE MONTHS ENDED
                                                                 YEAR ENDED SEPTEMBER 30,                      DECEMBER 31,
                                                  ------------------------------------------------------   ---------------------
                                                                                    PRO FORMA                         PRO FORMA
                                                                                   AS ADJUSTED                       AS ADJUSTED
                                                    1994       1995       1996       1996(1)      1995      1996       1996(1)
                                                  --------   --------   --------   -----------   -------   -------   -----------
STATEMENT OF EARNINGS DATA:
Total revenues..................................  $112,168   $126,155   $143,316    $221,582     $33,251   $41,423    $ 62,684
Total costs and expenses........................   100,960    112,553    126,384     192,874      29,116    36,294      54,917
Operating earnings..............................    11,208     13,602     16,932      28,708       4,135     5,129       7,767
Interest expense................................        39         --         --       3,278          --         7         797
Net gains on sales of property and equipment....     2,214         81      1,192       1,192          41         3           3
Earnings before income taxes....................    14,143     15,507     21,068      29,791       4,929     6,000       7,213
Net earnings....................................     8,964      9,944     13,836      18,630       3,228     3,899       4,508
PER SHARE DATA:
Net earnings per common share(2)................  $   0.58   $   0.65   $   0.79    $   0.90     $  0.19   $  0.22    $   0.22
Weighted average common shares(2)...............    15,372     15,372     17,491      20,791      17,216    17,620      20,920
Dividends per common share(2)...................        --         --   $   0.08    $   0.08     $  0.02   $  0.02    $   0.02

                                                                                            AS OF DECEMBER 31, 1996
                                                               AS OF SEPTEMBER 30,         --------------------------
                                                          -----------------------------                  PRO FORMA
                                                           1994       1995       1996       ACTUAL     AS ADJUSTED(1)
                                                          -------    -------    -------    --------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...............................  $12,026    $10,218    $28,605    $  5,850       $  8,116
Working capital.........................................    1,987      2,676     19,707      (2,816)       (15,341)
Total assets............................................   60,029     70,440    107,212     178,800        278,552
Long-term debt, less current portion....................       --         --         --      67,200         51,700
Shareholders' equity....................................   31,861     41,360     76,793      80,403        168,003

                                                      AS OF SEPTEMBER 30,                    AS OF DECEMBER 31,
                                           -----------------------------------------   -------------------------------
                                                                          PRO FORMA                         PRO FORMA
                                                                         AS ADJUSTED                       AS ADJUSTED
                                            1994      1995      1996       1996(1)      1995      1996       1996(1)
                                           -------   -------   -------   -----------   -------   -------   -----------
OTHER DATA:
Depreciation and amortization (in
  thousands)(3).........................   $ 2,594   $ 2,882   $ 3,420     $4,609      $   784   $   942    $  1,136
Number of managed facilities............       626       715       770         NA          736       780         820
Number of leased facilities.............       436       485       552         NA          498       574         638
Number of owned facilities..............        26        31        37         NA           33        46          58
                                           -------   -------   -------                 -------   -------    --------
        Total number of facilities......     1,088     1,231     1,359         NA        1,267     1,400       1,516
Total number of parking spaces..........   441,000   475,000   546,000         NA      490,000   581,000     641,000

---------------

(1) The pro forma as adjusted consolidated financial information reflects (i) the Acquisitions, and (ii) the sale of 3,300,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28.00 per share and the application of the estimated net proceeds received therefrom to reduce indebtedness related to the Acquisitions (see "Use of Proceeds") as if such transaction had been consummated on October 1, 1995 for purposes of the pro forma as adjusted consolidated statement of earnings data and on December 31, 1996 for the pro forma as adjusted consolidated balance sheet data. See "Unaudited Pro Forma Consolidated Financial Information."
(2) Reflects the recapitalization of the Company on September 29, 1995 and a three-for-two stock split effective March 19, 1996.
(3) Depreciation and amortization is for the period then ended.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating an investment in the Common Stock offered hereby.

DEPENDENCE ON MANAGEMENT CONTRACTS AND LEASES

     The principal sources of the Company's revenues are management contracts and leases relating to parking facilities owned by unaffiliated property owners. For fiscal 1994, 1995, and 1996 revenues from management contracts accounted for 26.1%, 25.2%, and 23.8%, respectively, and revenues from leased facilities accounted for 69.8%, 70.5%, and 71.8%, respectively, of the Company's total revenues. For the three month periods ended December 31, 1995 and 1996, revenues from management contracts accounted for 24.3% and 22.5%, respectively, and revenues from leased facilities accounted for 71.8% and 73.2%, respectively, of the Company's total revenues. Management contracts, in general, are for terms of one to three years, but are cancelable by the property owner on short notice. Leases generally are for three to ten year terms. There can be no assurance that the Company will be able to maintain or renew its management contracts and leases on favorable terms. The loss, or renewal on less favorable terms, of a substantial number of management contracts or leases could have a material adverse effect on the Company's financial condition and results of operations. Under its management contracts, the Company provides ancillary services such as insurance, accounting, equipment leasing, and consulting. A material reduction in the profit margins associated with these ancillary services provided under its management contracts, caused by, among other things, increases in costs or claims associated with, or reductions in the number of clients purchasing, insurance provided by the Company could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Litigation and Insurance."

DEPENDENCE ON PROPERTY PERFORMANCE

     The Company's revenues and profitability are dependent on the performance of the parking facilities it owns, leases, and manages. The Company's revenues from leased and owned parking facilities consist of parking fees collected by such facilities. For fiscal 1994, 1995, and 1996, revenues from leased and owned facilities accounted for 73.9%, 74.8%, and 76.2%, respectively, of the Company's revenues. For the three month periods ended December 31, 1995 and 1996, revenues from leased and owned facilities accounted for 75.7% and 77.5%, respectively, of the Company's revenues. The Company's leases generally require the Company to make a fixed monthly lease payment regardless of the parking fees collected. Some management contracts provide for payment to the Company based on a percentage of gross revenues generated by the parking facility. Accordingly, performance of the Company's parking facilities depends, in part, on the Company's ability to negotiate favorable contract terms, the Company's ability to control operating expenses, financial conditions prevailing generally and in areas where parking facilities are located, the nature and extent of competitive parking facilities in the area, and the real estate market generally. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced fluctuations in its quarterly revenues and profitability. These fluctuations are caused by a variety of factors including the timing of gains on sales of owned facilities; preopening costs; the effect of weather on travel and transportation patterns; and local and national economic conditions. There can be no assurance that fluctuations in revenues and net earnings will not cause the market price of the Common Stock to fluctuate substantially. Results for any particular quarter may not be indicative of future results or results for the full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

INTEGRATION OF SQUARE ACQUISITION

     The Company completed the Square Acquisition in January 1997. The Square Acquisition increased the number of persons employed by the Company, the number of facilities operated by the Company, and the geographic markets serviced by the Company. The Company believes that it can successfully integrate and manage the operations of Square, as well as achieve certain economies of scale. There can be no assurance, however, that the Square Acquisition will be integrated successfully into the Company's operations, that any cost savings or operating synergies will be realized, or that Square will achieve levels of profitability that justify the Company's investment therein. As with any acquisition contemplated by the Company, the Square Acquisition may result in adverse short-term effects on the Company's reported operating results, divert management's attention, introduce difficulties in retaining, hiring and training key personnel, and introduce risks associated with unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Acquisitions."

ABILITY TO MANAGE GROWTH

     The Company intends to continue to expand its business by adding management contracts and leases and by acquiring additional parking facilities and operators. The Company's growth will be affected by the results of operations of added parking facilities which will depend upon contract terms, government licenses and approvals, and local competitive environments. The nature of licenses and approvals, and the timing and likelihood of obtaining them, vary widely from state to state and country to country. The Company's growth will also be directly affected by the Company's ability to obtain suitable financing and on the competitive environment for acquisitions. Some of the acquired operations may be located in geographic markets in which the Company has little or no presence. Successful integration and management of additional facilities will depend on a number of factors, many of which are beyond the Company's control. The Company's growth plans will also place significant demands on the Company's management and operating personnel and will require the Company to improve its operational, financial, and management information systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Business -- Growth Strategy," and "-- Operating Strategy."

CONTROL BY MR. CARELL AND FAMILY

     Upon completion of the Offering, Monroe J. Carell, Jr., Chairman and Chief Executive Officer of the Company, trusts established for the benefit of his family, and foundations controlled by Mr. Carell and his family, will beneficially own an aggregate of approximately 57% of the outstanding shares of Common Stock (56% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons will have majority control of the Company and the ability to elect all members of the Board of Directors; to effect or prevent a merger or a sale of assets; to adopt, amend, or repeal the Company's Amended and Restated Charter and Bylaws; and to take certain other actions requiring the vote or consent of the Company's shareholders. See "Principal and Selling Shareholders."

VOLATILITY OF MARKET PRICE

     From time to time, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of the Common Stock reflects expectations that the Company will be able to continue to operate its facilities profitably and to add management contracts and leases and acquire new facilities at a significant rate and operate them profitably. If the Company is unable to operate its facilities profitably or add new facilities at a pace that reflects the expectations of the market, investors could sell shares of the Common Stock at or after the time that it becomes apparent that the expectations may not be realized, resulting in a decrease in the market price of the Common Stock. In addition to quarterly operating results of the Company, changes in earnings estimates by analysts, general conditions in the economy, the financial markets, or the parking industry, or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. In recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

COMPETITION

     The parking industry is highly competitive. The Company's competitors range from small single-lot operators to large regional and national multi-facility operators, and include municipal and other governmental entities. Some of the Company's present and potential competitors have or may obtain greater financial and marketing resources than those of the Company. Furthermore, the Company competes for qualified management personnel with other parking facility operators, with property management companies, and with property owners. There can be no assurance that the Company will not encounter increased competition in the future, due to, among other things, increased construction of parking facilities, which could limit its ability to attract customers, expand its business, or maintain profitable pricing levels, and which could have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Competition."

FOREIGN CURRENCY EXCHANGE RATES

     The Company operates in the United Kingdom, Germany, Mexico, Malaysia, Canada, and Spain, maintains a business development office in the Netherlands, and intends to expand its business in these and other international locations. The Company receives revenues and incurs expenses in various foreign currencies in connection with its foreign operations and, as a result, the Company is subject to currency exchange rate fluctuations. The Company intends to continue to invest in foreign leased or owned parking facilities, either independently or through joint ventures, where appropriate, and may become increasingly exposed to foreign currency fluctuations. Presently, the Company has limited exposure to foreign currency risk and anticipates implementing a hedge program if such risk materially increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY MANAGEMENT

     The success of the Company is highly dependent on the continued services of the Company's management team. The loss of services of one or more members of the Company's senior management team could have a material adverse effect on the Company's financial condition and results of operations. Although the Company has entered into employment agreements with, and historically has been successful in retaining the services of, its senior management, there can be no assurance that the Company will be able to retain such personnel in the future. The Company is a beneficiary of certain life insurance policies on certain key executives ranging from $100,000 to approximately $1.1 million.

ENVIRONMENTAL AND OTHER REGULATION

     Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the ownership or operation of parking facilities, the Company may be potentially liable for such costs. Although the Company is currently not aware of any material environmental claims pending or threatened against it or any of its owned or operated parking facilities, there can be no assurance that a material environmental claim will not be asserted against the Company or against its owned or operated parking facilities. The costs of defending against claims of liability, or of remediating a contaminated property, could have a material adverse effect on the Company's financial condition or results of operations.

     Various other governmental regulations affect the Company's operation of parking facilities, both directly and indirectly, including air quality laws, licensing laws, and the Americans with Disabilities Act of 1990 (the "ADA"). Under the ADA, all public accommodations, including parking facilities, are required to meet certain federal requirements related to access and use by disabled persons. Although management believes that the parking facilities it owns and operates are in substantial compliance with these requirements, a determination that the Company or the facility owner is not in compliance with the ADA could result in the imposition of fines or damage awards against the Company.

BENEFITS OF OFFERING TO MR. CARELL AND FAMILY

     The consummation of the Offering will cause substantial benefits to accrue to Mr. Carell and certain members of his family. Of the 4,100,000 shares being offered hereby, 800,000 shares are being offered by the Selling Shareholders, which will result in the Selling Shareholders receiving estimated net proceeds from the Offering, after deduction of the underwriting discount and estimated offering expenses payable by the Selling Shareholders, of approximately $21.3 million. The remaining shares held by the Selling Shareholders will have a market value of approximately $328.5 million. See "Principal and Selling Shareholders."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, the discussions of the Company's expectations concerning its future profitability, the discussion of the Company's strategic relationships, and the Company's operating and growth strategy, including possible strategic acquisitions. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Risk Factors" in this Prospectus. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,300,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $87.6 million (approximately $98.6 million if the Underwriters' over-allotment option is exercised in full) after deduction of the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

     The Company intends to use the net proceeds to reduce the $135.0 million of outstanding indebtedness under the Credit Facility as of March 6, 1997, which indebtedness was used to fund the Acquisitions, including the retirement of certain Square indebtedness assumed by the Company. The Credit Facility is unsecured and matures January 31, 2000; however, the Company may request an extension of the term until January 31, 2001. The Company is obligated to reduce the aggregate amount outstanding under the Credit Facility to $120 million by April 30, 1997. Amounts outstanding under the Credit Facility bear interest at one of two rates, at the Company's option: either (i) the greater of the bank's prime rate or the federal funds rate plus 0.50%, or (ii) a rate equal to LIBOR plus a margin ranging from 0.25% to 1.50%. As of March 6, 1997, the interest rate on the Credit Facility was 6.96%. Following the Offering and the application of the net proceeds as set forth herein, the Company anticipates that approximately $72.6 million will be available for borrowing under the Credit Facility. The Company believes that the net proceeds from the Offering, together with cash flows from operations and borrowings under the Credit Facility, will be sufficient to finance the Company's operations for the foreseeable future.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the NYSE under the symbol "PK." The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported by the NYSE.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL 1996
First Quarter (since the Company's initial public offering
  on October 10, 1995)......................................  $19.67   $12.00
Second Quarter..............................................   27.25    18.00
Third Quarter...............................................   34.13    23.75
Fourth Quarter..............................................   33.25    23.63
FISCAL 1997
First Quarter...............................................  $36.88   $31.63
Second Quarter (through March 19, 1997).....................   34.13    26.63

     On March 19, 1997, the last reported sale price of the Common Stock on the NYSE was $28.00 per share. At March 3, 1997, there were approximately 6,400 holders of the Common Stock, based on the number of record holders and the number of individual participants represented by security position listings.

     On February 28, 1997, the Company declared a quarterly cash dividend of $0.0225 per share, payable April 11, 1997 to shareholders of record on March 31, 1997. The Company had previously declared a dividend of $0.02 per share following the end of each quarter since its initial public offering in October 1995. The Board of Directors intends to declare a cash dividend each quarter depending on the Company's profitability and capital necessary to finance operations and expansion. The Company reserves the right, however, to retain all or a substantial portion of its earnings to finance the operation and expansion of the Company's business. As a result, the future payment of dividends will depend upon, among other things, the Company's profitability, capital requirements, financial condition, growth, business opportunities, and other factors that the Board of Directors may deem relevant, including restrictions in any then-existing credit agreement. The Credit Facility contains certain restrictions on the Company's ability to pay dividends; however, the Company does not believe these restrictions limit its ability to pay currently anticipated cash dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996 (i) on an actual basis, (ii) on a pro forma basis as if the Square Acquisition had occurred on such date, and (iii) on a pro forma as adjusted basis to reflect the Square Acquisition as if it had occurred on such date and the issuance and sale of the 3,300,000 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $28.00 per share, and the application of the estimated net proceeds therefrom to reduce indebtedness related to the Acquisitions as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this prospectus, and the Consolidated Financial Statements and Notes thereto incorporated herein by reference.

                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Long-term debt..............................................  $ 67,200   $139,300     $ 51,700
                                                              --------   --------     --------
Shareholders' equity:
  Preferred Stock, $0.01 par value, 1,000,000 shares
     authorized, no shares outstanding......................        --         --           --
  Common Stock, $0.01 par value, 50,000,000 shares
     authorized; 17,490,100(1) issued and outstanding,
     actual and pro forma; 20,790,100(1) shares issued and
     outstanding, pro forma as adjusted.....................       175        175          208
  Additional paid-in capital................................    31,913     31,913      119,480
  Foreign currency translation adjustment...................       (64)       (64)         (64)
  Retained earnings.........................................    48,999     48,999       48,999
  Deferred compensation on restricted stock, net............      (620)      (620)        (620)
                                                              --------   --------     --------
  Total shareholders' equity................................    80,403     80,403      168,003
                                                              --------   --------     --------
          Total capitalization..............................  $147,603   $219,703     $219,703
                                                              ========   ========     ========

---------------

(1) Does not include 343,250 shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans at December 31, 1996.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial information of the Company is based on (a) the historical consolidated financial statements of the Company, (b) the historical statements of direct revenues and expenses of Civic Center Corporation ("Civic Center"), (c) the historical financial statements of Civic, and (d) the historical consolidated financial statements of Square.

     The historical consolidated balance sheet of the Company as of December 31, 1996 presents the consolidated financial position of the Company on such date, and reflects the Civic Acquisition on December 31, 1996 using the purchase method of accounting, based on a preliminary allocation of the purchase price. The unaudited pro forma consolidated balance sheet as of December 31, 1996 assumes that the Square Acquisition had occurred on December 31, 1996.

     The historical statement of earnings for the year ended September 30, 1996 reflects (a) the historical results of operations of the Company for its fiscal year then ended, (b) the historical direct revenues and expenses of the parking garages of Civic Center, which were managed by the Company and later acquired by the Company from Civic, for the period from January 1, 1996 to March 20, 1996,
(c) the historical results of operations of Civic for the period from March 21, 1996 to December 31, 1996, Civic's fiscal year end, and (d) the historical results of operations of Square for its fiscal year ended December 31, 1996. The historical statement of earnings for the quarter ended December 31, 1996 reflects the historical results of operations of the Company for the first quarter of its fiscal year 1997 and the historical results of operations of Civic and Square for their respective quarters ended December 31, 1996. The unaudited pro forma consolidated statement of earnings was prepared assuming that the Acquisitions were consummated on October 1, 1995.

     The unaudited pro forma consolidated financial information has been prepared based on the historical financial statements of the Company and the acquired entities, reclassified as necessary to conform with the presentation used in the consolidated financial statements of the Company, and gives effect to (a) the Acquisitions under the purchase method of accounting, based on preliminary allocations of the respective purchase prices, (b) the financing of the Acquisitions, (c) certain estimated operational and financial combination benefits which are a direct result of the Square Acquisition, and (d) the assumptions and adjustments which are deemed appropriate by management of the Company and which are described in the accompanying notes to the pro forma consolidated financial information.

     The pro forma as adjusted consolidated financial information reflects (i) the Acquisitions, and (ii) the sale of 3,300,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28.00 per share and the application of the estimated net proceeds received therefrom to reduce indebtedness related to the Acquisitions (see "Use of Proceeds") as if such transactions had been consummated on October 1, 1995 for purposes of the pro forma as adjusted consolidated statements of earnings data and on December 31, 1996 for the pro forma as adjusted consolidated balance sheet data.

     This pro forma and pro forma as adjusted consolidated financial information may not be indicative of the results that would have occurred if the Acquisitions had been in effect on the dates indicated or which may be obtained in the future. Such pro forma and pro forma as adjusted consolidated financial information should be read in conjunction with such historical financial statements and notes thereto, which are incorporated by reference herein. See "Information Incorporated by Reference."

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                  PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                         YEAR ENDED SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                              CIVIC          CIVIC
                                     COMPANY       SQUARE                    PRO FORMA     1/1-3/20/96   3/21-12/31/96
                                    HISTORICAL   HISTORICAL   ADJUSTMENTS   CONSOLIDATED   HISTORICAL     HISTORICAL
                                    ----------   ----------   -----------   ------------   -----------   -------------
Revenues:
  Parking.........................   $109,272     $67,869           --        $177,141       $1,980         $8,866
  Management contract.............     34,044          --           --          34,044           --             --
                                     --------     -------       ------        --------       ------         ------
    Total revenues................    143,316      67,869           --         211,185        1,980          8,866
Costs and expenses:
  Cost of parking.................     99,196      56,882          (92)(C)     155,986          626          3,884
  Cost of management contracts....      9,769          --           --           9,769           --             --
  Amortization of intangibles.....         --          --        1,208(B)        1,208           --             --
  Acquisition costs...............         --       2,864       (2,864)(F)          --           --             --
  General and administrative......     17,419       8,781       (4,356)(H)      21,457           --            307
                                                       --         (387)(G)
                                     --------     -------       ------        --------       ------         ------
    Total costs and expenses......    126,384      68,527       (6,491)        188,420          626          4,191
                                     --------     -------       ------        --------       ------         ------
  Operating earnings (loss).......     16,932        (658)       6,491          22,765        1,354          4,675
Other income (expenses):
  Interest income.................      2,303          --           --           2,303           --              7
  Interest expense................         --      (1,296)      (3,359)(E)      (4,655)          --         (3,250)
  Net gains on sales of property
    and equipment.................      1,192          --           --           1,192           --             --
  Equity in partnership and joint
    venture earnings..............        641          --           --             641           --             --
  Write-off of assets.............         --        (964)         612(G)         (352)          --             --
  Reimbursement of previously
    incurred fixed costs..........         --       1,049           --           1,049           --             --
  Gain from litigation
    settlement....................         --         651           --             651           --             --
                                     --------     -------       ------        --------       ------         ------
        Earnings (loss) before
          income taxes............     21,068      (1,218)       3,744          23,594        1,354          1,432
Income tax expense................      7,232         470        1,227(I)        8,929           --             --
                                     --------     -------       ------        --------       ------         ------
  Net earnings (loss).............   $ 13,836     $(1,688)      $2,517        $ 14,665       $1,354         $1,432
                                     ========     =======       ======        ========       ======         ======
Net earnings per share............   $   0.79                                 $   0.84
                                     ========                                 ========
Weighted average shares and share
  equivalents.....................     17,491                                   17,491

                                                                                PRO FORMA
                                                   PRO FORMA      OFFERING     AS ADJUSTED
                                    ADJUSTMENTS   CONSOLIDATED   ADJUSTMENTS   CONSOLIDATED
                                    -----------   ------------   -----------   ------------
Revenues:
  Parking.........................    $   188(K)    $187,855           --        $187,855
                                         (320)(J)
  Management contract.............       (317)(A)     33,727           --          33,727
                                      -------       --------       ------        --------
    Total revenues................       (449)       221,582           --         221,582
Costs and expenses:
  Cost of parking.................         73(C)     160,118           --         160,118
                                         (317)(A)
                                         (134)(J)
  Cost of management contracts....         --          9,769           --           9,769
  Amortization of intangibles.....         --          1,208           --           1,208
  Acquisition costs...............         --             --           --              --
  General and administrative......         15(K)      21,779                       21,779

                                      -------       --------       ------        --------
    Total costs and expenses......       (363)       192,874           --         192,874
                                      -------       --------       ------        --------
  Operating earnings (loss).......        (86)        28,708           --          28,708
Other income (expenses):
  Interest income.................     (1,130)(D)      1,180           --           1,180
  Interest expense................     (1,286)(E)     (9,191)      $5,913          (3,278)
  Net gains on sales of property
    and equipment.................         --          1,192           --           1,192
  Equity in partnership and joint
    venture earnings..............         --            641           --             641
  Write-off of assets.............         --           (352)          --            (352)
  Reimbursement of previously
    incurred fixed costs..........         --          1,049           --           1,049
  Gain from litigation
    settlement....................         --            651           --             651
                                      -------       --------       ------        --------
        Earnings (loss) before
          income taxes............     (2,502)        23,878        5,913          29,791
Income tax expense................        103(I)       9,032        2,129          11,161
                                      -------       --------       ------        --------
  Net earnings (loss).............    $(2,605)      $ 14,846       $3,784        $ 18,630
                                      =======       ========       ======        ========
Net earnings per share............                  $   0.85                     $   0.90
                                                    ========                     ========
Weighted average shares and share
  equivalents.....................                    17,491                       20,791

    See accompanying notes to pro forma consolidated financial information.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                  PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      THREE MONTHS ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                          COMPANY       SQUARE                     PRO FORMA       CIVIC                      PRO FORMA
                         HISTORICAL   HISTORICAL   ADJUSTMENTS    CONSOLIDATED   HISTORICAL   ADJUSTMENTS    CONSOLIDATED
                         ----------   ----------   -----------    ------------   ----------   -----------    ------------
Revenues:
  Parking..............   $32,085      $18,921       $    --        $51,006       $ 2,448        $ (55)(J)     $53,399
  Management
    contract...........     9,338           --            --          9,338            --          (53)(A)       9,285
                          -------      -------       -------        -------       -------        -----         -------
        Total
          revenues.....    41,423       18,921            --         60,344         2,448         (108)         62,684
Costs and expenses:
  Cost of parking......    29,085       15,990           (23)(C)     45,052         1,313          (85)(C)      46,194
                                                                                                   (53)(A)
                                                                                                   (33)(J)
  Cost of management
    contracts..........     2,501           --            --          2,501            --           --           2,501
  Amortization of
    intangibles........        --           --           302(B)         302            --           --             302
  Acquisition Costs....        --        2,864        (2,864)(F)         --            --           --              --
  General and
    administrative.....     4,708        2,300        (1,164)(H)      5,747           173           --           5,920
                                                         (97)(G)
                          -------      -------       -------        -------       -------        -----         -------
        Total costs and
          expenses.....    36,294       21,154        (3,846)        53,602         1,486         (171)         54,917
                          -------      -------       -------        -------       -------        -----         -------
  Operating earnings
    (loss).............     5,129       (2,233)        3,846          6,742           962           63           7,767
Other income
  (expenses):
  Interest income......       625           --            --            625             2         (285)(D)         342
  Interest expense.....        (7)         232        (1,357)(E)     (1,132)       (1,008)        (135)(E)      (2,275)
  Net gains on sales of
    property and
    equipment..........         3           --            --              3            --           --               3
  Equity in partnership
    and joint venture
    earnings...........       250           --            --            250            --           --             250
  Write-off of
    Assets.............        --         (964)          612(G)        (352)           --           --            (352)
                          -------      -------       -------        -------       -------        -----         -------
        Earnings (loss)
          before income
          taxes........     6,000       (2,965)        3,101          6,136           (44)        (357)          5,735
Income tax expense.....     2,101           38           179(I)       2,318            --         (145)(I)       2,173
                          -------      -------       -------        -------       -------        -----         -------
        Net earnings
          (loss).......   $ 3,899      $(3,003)      $ 2,922        $ 3,818       $   (44)       $(212)        $ 3,562
                          =======      =======       =======        =======       =======        =====         =======
Net earnings per
  share................   $  0.22                                   $  0.22                                    $  0.20
                          =======                                   =======                                    =======
Weighted average shares
  and share
  equivalents..........    17,620                                    17,620                                     17,620

                                         PRO FORMA
                          OFFERING      AS ADJUSTED
                         ADJUSTMENTS    CONSOLIDATED
                         -----------    ------------
Revenues:
  Parking..............        --         $53,399
  Management
    contract...........        --           9,285
                           ------         -------
        Total
          revenues.....        --          62,684
Costs and expenses:
  Cost of parking......        --          46,194

  Cost of management
    contracts..........        --           2,501
  Amortization of
    intangibles........        --             302
  Acquisition Costs....        --              --
  General and
    administrative.....        --           5,920

                           ------         -------
        Total costs and
          expenses.....        --          54,917
                           ------         -------
  Operating earnings
    (loss).............        --           7,767
Other income
  (expenses):
  Interest income......                       342
  Interest expense.....    $1,478            (797)
  Net gains on sales of
    property and
    equipment..........        --               3
  Equity in partnership
    and joint venture
    earnings...........        --             250
  Write-off of
    Assets.............        --            (352)
                           ------         -------
        Earnings (loss)
          before income
          taxes........     1,478           7,213
Income tax expense.....       532           2,705
                           ------         -------
        Net earnings
          (loss).......    $  946         $ 4,508
                           ======         =======
Net earnings per
  share................                   $  0.22
                                          =======
Weighted average shares
  and share
  equivalents..........                    20,920

    See accompanying notes to pro forma consolidated financial information.

                          CENTRAL PARKING CORPORATION

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                  EFFECTS OF
                                                                    SQUARE
                                                                  ACQUISITION
                                                 HISTORICAL           AND                                     PRO FORMA
                                             ------------------     RELATED      PRO FORMA      OFFERING     AS ADJUSTED
                                             COMPANY    SQUARE     FINANCING    CONSOLIDATED   ADJUSTMENTS   CONSOLIDATED
                                             --------   -------   -----------   ------------   -----------   ------------
                                                         ASSETS
Current assets:
  Cash and cash equivalents................  $  5,850   $ 2,266     $    --       $  8,116            --       $  8,116
  Management accounts receivable...........     8,594        --          --          8,594            --          8,594
  Accounts and current portion of notes
    receivable -- other....................     3,356     1,586          --          4,942            --          4,942
  Prepaid expenses.........................     6,203     2,619          --          8,822            --          8,822
  Other current assets.....................        --       446          --            446            --            446
  Deferred income taxes....................         8       419          --            427            --            427
  Refundable income taxes..................        --        48          --             48            --             48
                                             --------   -------     -------       --------      --------       --------
         Total current assets..............    24,011     7,384          --         31,395            --         31,395
Investments, at amortized cost.............     4,551        --          --          4,551            --          4,551
Notes receivable, less current portion.....     8,027        --          --          8,027            --          8,027
Property, equipment, and leasehold
  improvements, net........................   131,073    30,098      30,847        192,018            --        192,018
Contract rights, net.......................     5,601        --          --          5,601            --          5,601
Goodwill, net..............................        --        --      27,724         27,724            --         27,724
Investment in limited partnerships.........     1,240        --          --          1,240            --          1,240
Investment in general partnerships.........     1,772        --          --          1,772            --          1,772
Non-current deferred taxes.................        --     2,464      (2,464)            --            --             --
Other assets...............................     2,525     5,148         500          6,224            --          6,224
                                                                     (1,949)
                                             --------   -------     -------       --------      --------       --------
                                             $178,800   $45,094     $54,658       $278,552            --       $278,552
                                             ========   =======     =======       ========      ========       ========

                                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt........  $     --   $ 3,762     $    --       $  3,762            --       $  3,762
  Accounts payable.........................    11,318     1,170       1,559         14,047            --         14,047
  Accrued expenses.........................     6,023     9,676       1,343         17,042            --         17,042
  Accrued local rent tax...................        --     2,026          --          2,026            --          2,026
  Management accounts payable..............     6,387        --          --          6,387            --          6,387
  Income taxes payable.....................     3,099        --          --          3,099            --          3,099
  Other current liabilities................        --       373          --            373            --            373
                                             --------   -------     -------       --------      --------       --------
         Total current liabilities.........    26,827    17,007       2,902         46,736            --         46,736
Long-term debt.............................    67,200    19,419      52,681        139,300      $(87,600)        51,700
Other liabilities..........................     2,984     3,959          --          6,943            --          6,943
Deferred income taxes......................     1,386        --       3,784          5,170            --          5,170
                                             --------   -------     -------       --------      --------       --------
         Total liabilities.................    98,397    40,385      59,367        198,149       (87,600)       110,549
Shareholders' equity:
  Common Stock.............................       175        13         (13)           175            33            208
  Additional paid-in capital...............    31,913     3,408      (3,408)        31,913        87,567        119,480
  Foreign currency translation
    adjustment.............................       (64)     (212)        212            (64)           --            (64)
  Retained earnings........................    48,999     1,736      (1,736)        48,999            --         48,999
  Deferred compensation on restricted
    stock, net.............................      (620)       --          --           (620)           --           (620)
  Treasury stock at cost...................        --      (236)        236             --                           --
                                             --------   -------     -------       --------      --------       --------
         Total shareholders' equity........    80,403     4,709      (4,709)        80,403        87,600        168,003
                                             --------   -------     -------       --------      --------       --------
                                             $178,800   $45,094     $54,658       $278,552      $     --       $278,552
                                             ========   =======     =======       ========      ========       ========

     See accompanying notes to pro forma consolidated financial information

                          CENTRAL PARKING CORPORATION

             NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

     The accompanying pro forma consolidated financial information presents the pro forma consolidated financial condition of the Company as of December 31, 1996 and the pro forma consolidated results of operations for the three months ended December 31, 1996 and the fiscal year ended September 30, 1996.

     On December 31, 1996, the Company acquired for cash 100% of the ownership units in Civic. On January 18, 1997, the Company completed the acquisition of Square, through a cash tender offer for all the outstanding shares of common stock of Square. The Company's historical consolidated balance sheet reflects the acquired net assets and effects of financing of Civic, and the accompanying pro forma consolidated balance sheet includes the acquired assets and liabilities and effects of the related financing, as if Square had been acquired on December 31, 1996. The accompanying pro forma consolidated statements of earnings reflect the pro forma results of operations of the Company, as adjusted, as if Civic and Square had been acquired on October 1, 1995.

PRO FORMA CONSOLIDATED BALANCE SHEET

     The adjustments in the pro forma consolidated balance sheet are to reflect
(i) the preliminary allocation of the purchase price of Square based upon estimates of fair value of the assets and liabilities acquired, (ii) the effects of related borrowings, $1.6 million of transaction costs, and $1.3 million estimated severance costs, (iii) the recording of intangible assets acquired (goodwill of $27.7 million and non-compete agreements of $500,000), (iv) the elimination of deferred expenses, and (v) the related tax effects. The effect of the Company's acquisition of Civic is reflected in the Company's historical information, based upon preliminary purchase price allocations, as the acquisition was completed December 31, 1996. Final purchase price allocations are not expected to be materially different from the preliminary allocations.

PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

     The adjustments reflected in the pro forma consolidated statements of earnings are as follows:

  Three months ended December 31, 1996

          (A) To eliminate management contract revenue and expense related to the prior management agreement between Civic and the Company.

          (B) To record amortization of the intangible assets. The goodwill and non-compete are being amortized over periods of 25 and 5 years, respectively.

          (C) To reflect the net change in depreciation resulting from the fair value adjustments and changes in estimated asset lives.

          (D) To reflect a decrease in income earned on cash investments used for purposes of the acquisition of Civic.

          (E) To reflect interest on acquisition related borrowings. Interest is calculated at an annual rate of 6.75%.

          (F) To eliminate the effect of acquisition costs reflected in Square's historical results of operations and directly related to Square's sale to the Company.

          (G) To eliminate the effect of Square's (i) scheduled amortization of deferred expenses and financing costs, and (ii) the write-off of $612,000 deferred financing costs directly related to the acquisition.

          (H) To record the effect of estimated cost savings relating to general and administrative expenses, including excess personnel, to be eliminated prospectively in connection with the Square acquisition.

                          CENTRAL PARKING CORPORATION

          (I) To record estimated federal and state income taxes at a combined rate of 36%.

          (J) To eliminate the revenues and expenses related to a bus lot not acquired, but included in the historical financial statements of Civic for the period from March 21, 1996 through December 31, 1996.

  Year ended September 30, 1996

          (A) To eliminate management contract revenue and expense related to the prior management agreement between Civic and the Company.

          (B) To record amortization of the intangible assets. The goodwill and non-compete are being amortized over periods of 25 and 5 years, respectively.

          (C) To reflect the net change in depreciation resulting from the fair value adjustments and changes in estimated asset lives.

          (D) To reflect a decrease in income earned on cash investments used for purposes of the acquisition of Civic.

          (E) To reflect interest on acquisition related borrowings. Interest is calculated at an annual rate of 6.75%.

          (F) To eliminate the effect of acquisition costs reflected in Square's historical results of operations and directly related to Square's sale to the Company.

          (G) To eliminate the effect of Square's (i) scheduled amortization of deferred expenses and financing costs, and (ii) the write-off of $612,000 deferred financing costs directly related to the acquisition.

          (H) To record the effect of estimated cost savings relating to general and administrative expenses, including excess personnel, to be eliminated prospectively in connection with the Square Acquisition.

          (I) To record estimated federal and state income taxes at a combined rate of 36%.

          (J) To eliminate the revenues and expenses related to a bus lot not acquired, but included in the historical financial statements of Civic for the period March 21, 1996 through December 31, 1996.

          (K) To record commercial rental income and certain property expenses excluded from the Civic Center historical statement of direct revenues and expenses for the period January 1 through March 20, 1996.

PRO FORMA AS ADJUSTED CONSOLIDATED FINANCIAL INFORMATION

     The pro forma as adjusted consolidated financial information was prepared assuming (i) the Acquisitions, and (ii) the sale of 3,300,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28.00 per share and the application of the estimated net proceeds received therefrom to reduce indebtedness related to the Acquisitions (see "Use of Proceeds" included elsewhere in this prospectus), were consummated on October 1, 1995 for purposes of the pro forma as adjusted consolidated statements of earnings amounts and on December 31, 1996 for the pro forma as adjusted consolidated balance sheet amounts.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     Set forth below is selected historical and unaudited pro forma consolidated financial data of the Company for each of the periods indicated. The historical statement of earnings data, per share data, balance sheet data, and other data as of and for the years ended September 30, 1994, 1995, and 1996 were derived from the audited consolidated financial statements of the Company. The historical statement of earnings data, per share data, and other data for the three month periods ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1996 were derived from the unaudited consolidated financial statements of the Company. The historical results of operations for the three months ended December 31, 1996 are not necessarily indicative of the actual results that may be experienced for fiscal 1997. The selected unaudited pro forma financial information is not necessarily representative of what the Company's results of operations or financial position would have been had the Acquisitions in fact occurred on the respective dates set forth in the footnotes, and is not intended to project the Company's results of operations or financial position for any future period or date. The information set forth below should be read in conjunction with the Company's historical Consolidated Financial Statements the Notes thereto incorporated by reference herein, and the "Unaudited Pro Forma Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                  THREE MONTHS
                                         YEAR ENDED SEPTEMBER 30,                              ENDED DECEMBER 31,
                          ------------------------------------------------------   ------------------------------------------
                                                                      PRO FORMA                                    PRO FORMA
                                                            PRO          AS                              PRO          AS
                                                           FORMA      ADJUSTED                          FORMA      ADJUSTED
                           1994       1995       1996     1996(1)    1996(1)(2)     1995      1996     1996(1)    1996(1)(2)
                          -------   --------   --------   --------   -----------   -------   -------   --------   -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS
  DATA:
Revenues:
  Parking...............  $82,890   $ 94,383   $109,272   $187,855    $187,855     $25,163   $32,085   $53,399      $53,399
  Management contract...   29,278     31,772     34,044    33,727       33,727       8,088     9,338     9,285        9,285
                          -------   --------   --------   --------    --------     -------   -------   -------      -------
        Total
          revenues......  112,168    126,155    143,316   221,582      221,582      33,251    41,423    62,684       62,684
Costs and expenses:
  Cost of parking.......   76,952     87,192     99,196   160,118      160,118      22,513    29,085    46,194       46,194
  Cost of management
    contracts...........    9,812      9,650      9,769     9,769        9,769       2,524     2,501     2,501        2,501
  General and
    administrative......   14,196     15,711     17,419    22,987       22,987       4,079     4,708     6,222        6,222
                          -------   --------   --------   --------    --------     -------   -------   -------      -------
        Total costs and
          expenses......  100,960    112,553    126,384   192,874      192,874      29,116    36,294    54,917       54,917
                          -------   --------   --------   --------    --------     -------   -------   -------      -------
Operating earnings......   11,208     13,602     16,932    28,708       28,708       4,135     5,129     7,767        7,767
                          -------   --------   --------   --------    --------     -------   -------   -------      -------
Interest expense........       39         --         --     9,191        3,278          --         7     2,275          797
Other income (net)......      760      1,824      2,944     3,169        3,169         753       875       240          240
Net gains on sales of
  property and
  equipment.............    2,214         81      1,192     1,192        1,192          41         3         3            3
Earnings before income
  taxes.................   14,143     15,507     21,068    23,878       29,791       4,929     6,000     5,735        7,213
Income taxes............    5,179      5,563      7,232     9,032       11,161       1,701     2,101     2,173        2,705
                          -------   --------   --------   --------    --------     -------   -------   -------      -------
Net earnings............    8,964      9,944     13,836    14,846       18,630       3,228     3,899     3,562        4,508
                          =======   ========   ========   ========    ========     =======   =======   =======      =======
PER SHARE DATA:
  Net earnings per
    common share(3).....  $  0.58   $   0.65   $   0.79   $  0.85     $   0.90     $  0.19   $  0.22   $  0.20      $  0.22
                          =======   ========   ========   ========    ========     =======   =======   =======      =======
  Weighted average
    shares common
    shares(3)...........   15,372     15,372     17,491    17,491       20,791      17,216    17,620    17,620       20,920
  Dividends per common
    share(3)............       --         --   $   0.08   $  0.08     $   0.08     $  0.02   $  0.02   $  0.02      $  0.02
                          -------   --------   --------   --------    --------     -------   -------   -------      -------

                                     AS OF SEPTEMBER 30,                  AS OF DECEMBER 31,
                                 ----------------------------   ---------------------------------------
                                                                             PRO          PRO FORMA
                                  1994      1995       1996      ACTUAL    FORMA(4)   AS ADJUSTED(2)(4)
                                 -------   -------   --------   --------   --------   -----------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......  $12,026   $10,218   $ 28,605   $  5,850   $  8,116       $  8,116
Working capital................    1,987     2,676     19,707     (2,816)   (15,341)       (15,341)
Total assets...................   60,029    70,440    107,212    178,800    278,552        278,552
Long-term debt, less current
  portion......................       --        --         --     67,200    139,300         51,700
Shareholders' equity...........   31,861    41,360     76,793     80,403     80,403        168,003

                                                                                 THREE MONTHS ENDED
                                              YEAR ENDED SEPTEMBER 30,              DECEMBER 31,
                                        ------------------------------------   -----------------------
                                                                   PRO FORMA                 PRO FORMA
                                         1994     1995     1996     1996(1)    1995   1996    1996(1)
                                        ------   ------   ------   ---------   ----   ----   ---------
                                                                (IN THOUSANDS)
OTHER DATA:
  Depreciation and amortization.......  $2,594   $2,882   $3,420    $4,609     $784   $942    $1,136

---------------

(1) Gives effect to the Acquisitions, including the incurrence of related indebtedness, as if they had occurred on October 31, 1995. See "Unaudited Pro Forma Consolidated Financial Information."
(2) Adjusted to reflect the sale of the 3,300,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28.00 per share and the application of the estimated net proceeds received therefrom to reduce indebtedness related to the Acquisitions as described under "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Information."
(3) Reflects the recapitalization of the Company on September 29, 1995 and a three-for-two stock split effective March 19, 1996. See Note 9(a) and 9(c) to Consolidated Financial Statements for fiscal year 1996 incorporated by reference herein.
(4) Gives effect to the Square Acquisition, including the incurrence of related indebtedness, as if it had occurred on December 31, 1996. See "Unaudited Pro Forma Consolidated Financial Information."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, which are incorporated by reference herein.

OVERVIEW

     The Company operates facilities under three types of arrangements: leases, fee ownership, and management contracts.

     Parking revenues consist of the Company's revenues from leased and owned facilities. Cost of parking relates to both leased and owned facilities and includes rent, payroll and related benefits, depreciation (if applicable), maintenance, insurance, and general operating expenses.

     Parking revenues from leased facilities were $78.3 million, $89.0 million, and $102.9 million for fiscal 1994, 1995, and 1996, respectively. For the three months ended December 31, 1995 and 1996, parking revenues from leased facilities were $23.9 million and $30.3 million, respectively. Leases generally provide for a contractually established payment to the facility owner which is either a fixed annual amount, a percentage of gross revenues, or a combination thereof. As a result, the Company's revenues and profits in its lease arrangements are dependent upon the performance of the facility. Leased facilities require a longer commitment and a larger capital investment by the Company than managed facilities but generally provide a longer-term source of revenue and a greater opportunity for revenue and earnings growth. Under its leases, the Company is typically responsible for all facets of the parking operations, except for structural, mechanical, electrical maintenance or repairs, or property taxes. Lease arrangements are typically for terms of three to ten years, with renewal options.

     Parking revenues from owned facilities were $4.6 million, $5.4 million, and $6.3 million for fiscal 1994, 1995, and 1996, respectively. For the three months ended December 31, 1995 and 1996, parking revenues from owned facilities were $1.3 million and $1.8 million, respectively. Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities, but provides maximum control over the operation of the parking facility and the greatest profit potential of the three types of operating arrangements. As the owner, all changes in facility revenue and expenses flow directly to the Company. Additionally, the Company has the potential to realize appreciation in the value of the underlying real estate if the property is sold. The Company assumes complete responsibility for all aspects of each owned property, including all structural, mechanical, and electrical maintenance, repairs, and property taxes. Joint venture operations are accounted for under the equity method and are reflected through equity in partnership and joint venture earnings.

     Management contract revenues were $29.3 million, $31.8 million, and $34.0 million for fiscal 1994, 1995, and 1996, respectively. For the three months ended December 31, 1995 and 1996, management contract revenues were $8.1 million and $9.3 million, respectively. Management contract revenues consist of management fees (both fixed and percentage of revenues) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of such management contracts includes insurance premiums and claims and other indirect overhead. The Company's responsibilities under a management contract include hiring, training, and staffing parking personnel and providing collections, accounting, recordkeeping, insurance, and facility marketing services. In general, the Company is not responsible under its management contracts for structural, mechanical or electrical maintenance or repairs, for providing security or guard services, or for paying property taxes. The typical management contract is for a term of one to three years and generally is renewable for successive one-year terms. The Company's renewal rates in each of the last five fiscal years were in excess of 92%. The Company's management contract clients have the option of obtaining liability insurance independently or purchasing insurance from the Company under the management contract. Because of its size and claims experience, the Company can purchase such insurance at significant discounts to comparable market rates and, management believes, at lower rates than the Company's clients can generally obtain on their own. Accordingly, the Company generates profits on the insurance provided under its management contracts. See "Business -- Litigation and Insurance."

     A summary of the facilities operated by the Company as of January 31, 1997 is as follows:

                                                                                     PERCENT
                                                  MANAGED   LEASED   OWNED   TOTAL   OF TOTAL
                                                  -------   ------   -----   -----   --------
Total U.S. and Puerto Rico......................    797      548       58    1,403     92.1%
                                                    ---      ---      ---    -----    -----
United Kingdom..................................     12       77       --       89      5.8
Mexico..........................................     16        7       --       23      1.5
Germany.........................................     --        5       --        5      0.3
Canada..........................................      3        1       --        4      0.3
                                                    ---      ---      ---    -----    -----
          Total foreign(1)......................     31       90       --      121      7.9
                                                    ---      ---      ---    -----    -----
          Total facilities......................    828      638       58    1,524    100.0%
                                                    ===      ===      ===    =====    =====

---------------

(1) The parking facility in Kuala Lumpur, Malaysia, for which the Company has a management contract, is not yet in operation and is not included in the summary of facilities table.

     The table below sets forth certain information regarding the Company's managed, leased and owned facilities in the periods indicated.

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               1994      1995      1996
                                                              ------    ------    ------
Managed facilities:(1)
  Beginning of period.......................................     557       626       715
  Added during period.......................................      84       120       114
  Deleted during period.....................................      15        31        59(2)(3)
                                                               -----     -----     -----
  End of period.............................................     626       715       770
                                                               -----     -----     -----
  Renewal rate..............................................    97.3%     95.0%     92.4%
Leased facilities:(1)
  Beginning of period.......................................     367       436       485
  Added during period.......................................      80        65        94(3)
  Deleted during period.....................................      11        16        27
                                                               -----     -----     -----
  End of period.............................................     436       485       552
Owned facilities:(1)(4)
  Beginning of period.......................................      24        26        31
  Purchased during period...................................       4         5         6(2)
  Sold during period........................................       2        --        --
                                                               -----     -----     -----
  End of period.............................................      26        31        37
                                                               -----     -----     -----
          Total facilities (end of period)..................   1,088     1,231     1,359
                                                               =====     =====     =====
Percentage growth in number of facilities:
  Managed...................................................    12.4%     14.2%      7.7%
  Leased....................................................    18.8      11.2      13.8
  Owned.....................................................     8.3      19.2      19.4
                                                               -----     -----     -----
          Total facilities..................................    14.8%     13.1%     10.4%

---------------

(1) Includes 33 managed, 13 leased and 3 owned facilities operated under joint venture agreements.
(2) Includes the Company's purchase of four facilities that it previously managed.
(3) Includes the Company's lease of one facility that it previously managed.
(4) Includes the Company's corporate headquarters in Nashville, Tennessee.

     The Company's renewal rate for management contracts has exceeded 92% in each of the last five years. In 1995 and 1996, the decline in the percentage of management contract renewals resulted in part from the Company's decision not to renew unfavorable management contracts.

     Net gains derived from sales of property and equipment were $2.2 million, $81,000, and $1.2 million for fiscal years 1994, 1995, and 1996, respectively. The Company realized no significant net gains from sales of property and equipment in the first three months of fiscal 1996 or 1997.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, information derived from the Company's consolidated financial statements expressed (except as indicated) as a percentage of total revenues.

                                                                                     THREE MONTHS
                                                                  YEAR ENDED             ENDED
                                                                 SEPTEMBER 30,       DECEMBER 31,
                                                             ---------------------   -------------
                                                             1994    1995    1996    1995    1996
                                                             -----   -----   -----   -----   -----
Parking revenues...........................................   73.9%   74.8%   76.2%   75.7%   77.5%
Management contract revenues...............................   26.1    25.2    23.8    24.3    22.5
                                                             -----   -----   -----   -----   -----
          Total revenues...................................  100.0   100.0   100.0   100.0   100.0
Cost of parking as a percentage of parking revenues........   92.8    92.4    90.8    89.5    90.6
Cost of management contracts as a percentage of management
  contract revenues........................................   33.5    30.4    28.7    31.2    26.8
General and administrative expenses........................   12.7    12.5    12.2    12.3    11.4
Operating earnings.........................................   10.0    10.8    11.8    12.4    12.4
Interest income, net.......................................    0.6     1.2     1.6     1.8     1.5
Net gains on sales of property and equipment...............    2.0      --     0.8     0.1      --
Other......................................................     --     0.3     0.5     0.5     0.6
                                                             -----   -----   -----   -----   -----
Earnings before income taxes...............................   12.6    12.3    14.7    14.8    14.5
Income taxes...............................................    4.6     4.4     5.0     5.1     5.1
                                                             -----   -----   -----   -----   -----
Net earnings...............................................    8.0%    7.9%    9.7%    9.7%    9.4%
                                                             =====   =====   =====   =====   =====

 Three Months Ended December 31, 1996 Compared to Three Months Ended December 31, 1995

     Total revenues increased to $41.4 million for the first quarter of fiscal 1997 from $33.3 million for the first quarter of fiscal 1996, an increase of $8.2 million, or 24.6%. The increase was primarily attributable to an increase in the total number of facilities to 1,400 from 1,267, an increase of 133 facilities, or 10.5%.

     Parking revenues for the first quarter of fiscal 1997 increased to $32.1 million from $25.2 million in the first quarter of fiscal 1996, an increase of $6.9 million, or 27.5%. The increase resulted primarily from a net increase in the number of leased and owned facilities, as well as a combination of rate increases and higher utilization of parking spaces at existing leased and owned facilities.

     Revenues from foreign operations in the first quarter of fiscal 1997 increased to $3.9 million from $2.9 million in the same period in fiscal 1996. The increase in foreign revenues was a result of the addition of three leased facilities.

     Management contract revenues for the first quarter of fiscal 1997 increased to $9.3 million from $8.1 million in the first quarter of fiscal 1996, an increase of $1.3 million, or 15.5%. The increase resulted from a net increase in the number of management contracts to 780 from 736, an increase of 6.0%. The increase in management contract revenues of 15.5% versus the 6.0% increase in the number of facilities is attributable to a combination of adding facilities with higher parking volumes and eliminating lower volume facilities from the Company's management contract mix.

     Cost of parking in the first quarter of fiscal 1997 increased to $29.1 million from $22.5 million in the first quarter of fiscal 1996, an increase of $6.6 million, or 29.2%. This increase was primarily attributable to a $4.3 million increase in rent payments and $1.5 million increase in payroll expense. The rent and payroll expense increases were attributed primarily to the increase in the number of leased and owned facilities to 620 from 531. The increase in cost of parking as a percentage of parking revenue to 90.6% in the first fiscal quarter of

1997 from 89.5% for the same period in 1996 was attributable primarily to start-up costs associated with several new locations.

     Cost of management contracts in the first quarter of fiscal 1997 and 1996 remained the same at $2.5 million. Cost of management contracts as a percentage of management contract revenues decreased to 26.8% in the first quarter of fiscal 1997 from 31.2% in the first quarter of fiscal 1996. The increase in management contract revenues in the first quarter of fiscal 1997 did not result in any increase in costs of management contracts.

     General and administrative expenses increased to $4.7 million for the first quarter of fiscal 1997 from $4.1 million in the first quarter of fiscal 1996, an increase of $629,000 or 15.4%. The increase was primarily attributable to greater incentive compensation resulting from higher profits and to start-up costs associated with the opening of new facilities and joint ventures. General and administrative expenses, as a percentage of revenues, were 11.4% for the first quarter of fiscal 1997 compared to 12.3% for the first quarter of fiscal 1996, a decrease of 0.9%. The decrease was attributable to spreading fixed expenses over a larger revenue base and the implementation of bonus limits on certain key executives.

     Operating earnings increased to $5.1 million for the first quarter of fiscal 1997 from $4.1 million for the first quarter of fiscal 1996, an increase of $1.0 million, or 24.0%. As a percentage of total revenues, operating earnings remained unchanged at 12.4% in the first fiscal quarter of 1997 and 1996.

     Interest income increased to $625,000 for the first quarter of fiscal 1997 from $589,000 in the first quarter of fiscal 1996, an increase of $36,000, or 6.1%. The increase in interest income was the result of higher investment balances outstanding during the quarter.

     Equity in partnership and joint venture earnings in the first quarter of fiscal 1997 increased to $250,000 from $164,000 in the first quarter of fiscal 1996, an increase of $86,000. The increase resulted primarily from improvements in joint venture earnings of the Mexican joint venture, which had net earnings of $89,000 in fiscal 1997 compared to $4,000 in fiscal 1996.

     Income taxes increased to $2.1 million for the first quarter of fiscal 1997 from $1.7 million in the first quarter of fiscal 1996, an increase of $400,000 or 23.5%. The tax rate for the first quarter of fiscal 1997 was 35.0% compared to 34.5% for the first quarter of fiscal 1996. The increase in the tax rate is attributable primarily to lower interest income on tax exempt investments in 1996. This higher tax rate is expected to continue for the remainder of fiscal 1997.

  Year Ended September 30, 1996 Compared to Year Ended September 30, 1995

     Total revenues increased to $143.3 million for fiscal 1996 from $126.2 for fiscal 1997, an increase of 13.6%. The increase was primarily attributable to the increase in the total number of facilities to 1,359 at September 30, 1996 from 1,231 at September 30, 1995, an increase of 128 facilities, or 10.4%.

     Parking revenues in fiscal 1996 increased to $109.3 million from $94.4 million in fiscal 1995, an increase of $14.9 million, or 15.8%. This increase resulted primarily from the net addition of 73 leased and owned facilities as well as from a combination of rate increases and higher utilization of parking spaces at existing facilities.

     Management contract revenues in fiscal 1996 increased to $34.0 million from $31.8 million in fiscal 1995, an increase of $2.2 million, or 7.2%. This increase resulted from a net increase in the number of management contracts to 770 from 715, a net increase of 7.7%.

     Revenues from foreign operations in fiscal 1996 decreased to $13.2 million from $16.1 million in 1995. The decrease in revenues from foreign operations resulted primarily from the termination of a lease in the United Kingdom.

     Cost of parking in fiscal 1996 increased to $99.2 million from $87.2 million in fiscal 1995, an increase of $12.0 million, or 13.8%. Rent expense increased $7.1 million, principally as a result of the new facilities and additional percentage rent on existing facilities. Of the remaining $4.9 million increase in cost of parking, additional payroll expense accounted for $3.8 million. The payroll expense increase was attributable to a combination of new facilities and increases in existing payroll. Cost of parking as a percentage of parking revenues decreased to 90.8% in fiscal 1996 from 92.4% in fiscal 1995. This decrease of 1.6% was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

     Cost of management contracts in fiscal 1996 increased to $9.8 million from $9.7 million in fiscal 1995, an increase of $100,000, or 1.2%. This increase was attributable to an increase in the number of managed facilities and higher costs incurred at existing facilities associated with increased revenues. Cost of management contracts as a percentage of management contract revenues decreased to 28.7% in fiscal 1996 from 30.4% in fiscal 1995. The decrease in the percentage of management contract cost as a percentage of management contract revenue was the result of increased management fees. The decrease in renewal rate for management contracts to 92.4% in 1996 from 95.0% in 1995 was primarily attributable to the discontinuance by the Company of less profitable management contracts.

     General and administrative expenses in fiscal 1996 increased to $17.4 million from $15.7 million in fiscal 1995, an increase of $1.7 million, or 10.9%. This increase was primarily a result of an increase in payroll expense of $1.2 million associated with the opening of additional managed, leased, and owned facilities and additional incentive compensation payments as a result of increased profits. General and administrative expenses as a percentage of revenues were 12.2% for fiscal 1996 compared to 12.5% for fiscal 1995. The decrease was attributable to spreading fixed expenses over a larger revenue base.

     Operating earnings in fiscal 1996 increased to $16.9 million from $13.6 million in fiscal 1995, an increase of $3.3 million, or 24.5%. The increase was a result of a combination of increases in total revenues of 13.6%, improvement in combined parking and management contract margins, and a decrease in general and administrative expenses as a percentage of total revenues to 12.2% for fiscal 1996 compared to 12.5% for fiscal 1995.

     Interest income in fiscal 1996 increased to $2.3 million from $1.5 million in fiscal 1995. This $800,000 increase was primarily attributable to higher investment balances resulting from the Company's initial public offering and an increase in net cash flow generated from operations.

     Equity in partnership and joint venture earnings for fiscal 1996 increased to $641,000 from $362,000 in fiscal 1995. The increase of $279,000 resulted primarily from improvements in joint venture earnings as a result of the Company's Mexican joint venture having net earnings of $152,000 in fiscal 1996 versus a loss in fiscal 1995 of $145,000.

     The Company's effective income tax rate was 34.3% for fiscal 1996 compared to 35.9% for fiscal 1995. The rate decrease was attributable to an increase in tax exempt interest income and an overall reduction in the effective state income tax rates, offset by the elimination of targeted jobs tax credits in fiscal 1996.

  Year Ended September 30, 1995 Compared to Year Ended September 30, 1994

     Total revenues in fiscal 1995 increased to $126.2 million from $112.2 million in fiscal 1994, an increase of $14.0 million, or 12.5%. The increase was primarily attributable to the increase in the total number of facilities to 1,231 at September 30, 1995 from 1,088 at September 30, 1994, an increase of 143, or 13.1%.

     Parking revenues in fiscal 1995 increased to $94.4 million from $82.9 million in fiscal 1994, an increase of $11.5 million, or 13.9%. This increase resulted primarily from the net addition of 54 leased and owned facilities as well as from a combination of rate increases and higher utilization of parking spaces at existing facilities.

     Management contract revenues in fiscal 1995 increased to $31.8 million from $29.3 million in fiscal 1994, an increase of $2.5 million, or 8.5%. This increase resulted from a net increase in the number of management contracts to 715 from 626, a net increase of 14.2%.

     Revenues from foreign operations increased in 1995 to $16.1 million from $15.3 million in 1994.

     Cost of parking in fiscal 1995 increased to $87.2 million from $77.0 million in fiscal 1994, an increase of $10.2 million, or 13.3%. Rent expense increased $6.4 million, principally as a result of the new facilities and additional rent on existing facilities. In addition, all other costs of parking expenses increased as a result of the net increase in the number of new facilities, except for payroll expense which decreased by $448,000. Cost of parking as a percentage of parking revenues decreased to 92.4% in fiscal 1995 from 92.8% in fiscal 1994. This slight decrease was attributable predominantly to the spreading of a number of fixed costs, primarily payroll and property costs, over a larger revenue base.

     Cost of management contracts in fiscal 1995 decreased to $9.7 million from $9.8 million in fiscal 1994, a decrease of $162,000, or 1.7%. This decrease was attributable to a decrease in insurance expense offset by a net increase in the number of managed facilities and higher costs incurred at existing facilities associated with increased revenues. Cost of management contracts as a percentage of management contract revenues decreased to 30.4% in fiscal 1995 from 33.5% in fiscal 1994.

     General and administrative expenses in fiscal 1995 increased to $15.7 million from $14.2 million in fiscal 1994, an increase of $1.5 million, or 10.7%. This increase was primarily a result of an increase in payroll expense of $715,000 associated with the opening of additional managed, leased, and owned facilities and additional incentive compensation payments as a result of increased profits. General and administrative expenses as a percentage of revenues were 12.5% for fiscal 1995 compared to 12.7% for fiscal 1994. The decrease was attributable to spreading fixed expenses over a larger revenue base.

     Operating earnings in fiscal 1995 increased to $13.6 million from $11.2 million in fiscal 1994, an increase of $2.4 million, or 21.4%. The increase is a result of a combination of increases in total revenues of 12.5%, improvement in combined parking and management contract margins, and a decrease in general and administrative expenses as a percentage of total revenues to 12.5% for fiscal 1995 compared to 12.7% for fiscal 1994.

     Interest income in fiscal 1995 increased to $1.5 million from $730,000 in fiscal 1994. This increase of $732,000 was attributable to an average increase in investment dollars and an increase in average interest rates.

     Equity in partnership and joint venture earnings for fiscal 1995 increased to $362,000 from $30,000 in fiscal 1994. The increase resulted primarily from improvements in joint venture earnings from increased parking volume in the operations of Commerce Street Joint Venture and a reduction in the interest expense of the joint venture through a refunding of the joint venture's industrial revenue bonds.

     The Company's effective income tax rate was 35.9% for fiscal 1995 compared to 36.6% for fiscal 1994. This decrease was attributable to an overall reduction in the effective state income tax rate net of reduced targeted jobs tax credits.

QUARTERLY RESULTS

     The Company has experienced fluctuations in its quarterly revenues and profitability. These fluctuations are caused by a variety of factors, including the timing of gains on sales of owned facilities; preopening costs; the effect of weather on travel and transportation patterns; and local and national economic conditions. The following table sets forth certain quarterly statement of earnings data for each of the Company's last nine fiscal quarters and the percentage of total revenues represented by the line items presented (except in the case of per share amounts). The quarterly statement of earnings data set forth below was derived from unaudited financial statements of the Company and includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation thereof.

                                                                                                            FISCAL
                                         FISCAL 1995                             FISCAL 1996                 1997
                            -------------------------------------   -------------------------------------   -------
                             FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST
                            QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                            -------   -------   -------   -------   -------   -------   -------   -------   -------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenues............  $29,868   $31,156   $32,382   $32,749   $33,251   $35,680   $37,504   $36,881   $41,423
Operating earnings........    3,780     3,141     3,497     3,184     4,135     3,595     4,870     4,332     5,129
Earnings before income
  taxes...................    4,128     3,530     4,157     3,692     4,929     5,332     5,668     5,139     6,000
Net earnings..............  $ 2,641   $ 2,260   $ 2,661   $ 2,382   $ 3,228   $ 3,465   $ 3,707   $ 3,436   $ 3,899
Net earnings per common
  share...................  $  0.17   $  0.15   $  0.17   $  0.15   $  0.19   $  0.20   $  0.21   $  0.20   $  0.22
AS A PERCENTAGE OF TOTAL
  REVENUES:
Operating earnings........     12.7%     10.1%     10.8%      9.7%     12.4%     10.1%     13.0%     11.7%     12.4%
Earnings before income
  taxes...................     13.8      11.3      12.8      11.3      14.8      14.9      15.1      13.9      14.5
Net earnings..............      8.8       7.3       8.2       7.3       9.7       9.7       9.9       9.3       9.4

LIQUIDITY AND CAPITAL RESOURCES

     During fiscal 1994, 1995, and 1996, the Company generated cash flows from operating activities of $12.9 million, $11.5 million, and $18.5 million, respectively. The decrease of $1.4 million in cash flows from operating activities from fiscal 1994 to 1995 was the result of a net decrease in the components of working capital partially offset by an increase in net earnings. The increase of $7.0 million in cash flows from operating activities from fiscal 1995 to 1996 was the result of an increase in net earnings and a net increase in the components of working capital. During the three months ended December 31, 1995, and 1996, the Company generated cash flows from operating activities of $4.5 million and $4.0 million, respectively. The decrease in cash flows from operating activities was the result of a net increase in the components of working capital offset primarily by increased earnings. The Company generated proceeds from sales of property and equipment during fiscal 1994, 1995, and 1996 of $2.8 million, $95,000, and $1.5 million, respectively. The Company did not realize any significant gains on sales of equipment or property for the first three months of fiscal 1996 or 1997.

     Prior to 1990, the Company's business consisted primarily of management contracts, which typically require little or no capital expenditures by the Company. Since 1990, the Company has focused on increasing its mix of leased and owned facilities as a part of its growth strategy, and accordingly requires more capital to expand its business. Generally, leased facilities require equipment purchases of $50,000 to $1.0 million per facility, depending upon the size of the facility and the specific equipment requirements. Investments in fee properties generally can range from $500,000 to $10.0 million per facility. The Company intends to opportunistically pursue fee ownership independently or through joint ventures, both in the United States and abroad. As a result, the Company may become increasingly exposed to foreign currency fluctuations. Presently, the Company has limited exposure to foreign currency risk and anticipates implementing a hedge program if such risk materially increases. The Company has not created such a program to date.

     The Company purchased properties during the three months ended December 31, 1995 and 1996 in the amounts of $14.6 million and $92.2 million, respectively. Included in the $92.2 million in property purchased for the three months ended December 31, 1996 is the Civic Acquisition, which was funded on December 31,

1996. The funds required by the Company to consummate the Square Acquisition and the Civic Acquisition totaled approximately $168.4 million, including fees and expenses and retirement of approximately $23.2 million of existing Square debt. The Company financed such transactions from current working capital and the Credit Facility. Additionally, the Company purchased properties during the fiscal years ended 1994, 1995, and 1996, net of property swaps, in the amounts of $1.8 million, $511,000, and $14.6 million, respectively.

     The Credit Facility provides for borrowings of up to $150 million, is unsecured, and expires January 31, 2000; however, the Company may request an extension of the term until January 31, 2001. Revolving loans under the Credit Facility bear interest at one of two rates, at the Company's option: either (i) the greater of the bank's prime rate or the federal funds rate plus 0.5% or (ii) LIBOR plus a margin ranging from 0.25% to 1.50% depending on the occurrence of certain dates or events, achievement of certain financial ratios, and the Company's senior unsecured debt rating. As of March 6, 1997, the outstanding balance under the Credit Facility was $135.0 million with an average borrowing cost of 6.96%. The Company must permanently reduce the amount available for borrowing under the Credit Facility to $120 million by April 30, 1997, and to $85 million by September 30, 1997, or earlier upon the occurrence of certain events, including the consummation of this Offering; however, the Lenders may, at their option, extend the September 30 date to December 31, 1997 and again to March 31, 1998. The Company anticipates that the borrowings under the Credit Facility will be repaid out of cash flow, a refinancing, and the proceeds of this Offering. The Credit Facility contains customary representations, warranties and covenants of the Company and its subsidiaries, including financial covenants relating to maintenance of financial ratios and restrictions on additional indebtedness.

     Depending on the timing and magnitude of the Company's future investments (either in the form of lease or purchase of parking properties, joint ventures, or acquisitions), the working capital necessary to satisfy current obligations is anticipated to be generated from cash flows from operations and the Credit Facility. If the Company identifies investment opportunities requiring cash in excess of the Company's cash flows and the existing credit facility, the Company may seek additional sources of capital, including the sale or issuance of Common Stock.

     The Company has entered into a non-binding letter of intent to sell a 50% interest in Civic to the Fund for cash at the Company's cost. There can be no assurance that the sale of the 50% interest to the Fund will be completed or, if completed, that it will be on the terms currently contemplated. If such sale is completed, the Company and the Fund will operate the facilities as a joint venture and the Company will receive approximately $45.5 million in cash. Any amounts received by the Company will be applied to reduce amounts outstanding under the Credit Facility.

                                    BUSINESS

GENERAL

     The Company, founded in 1968, is a leading provider of parking services operating, as of January 31, 1997, 1,524 parking facilities containing approximately 647,000 spaces in 34 states, the District of Columbia, Puerto Rico, the United Kingdom, Germany, Canada, Mexico, and Malaysia. The Company also provides parking consulting services in Spain and has a business development office in Amsterdam. Since September 30, 1992, the Company has increased the number of facilities it operates by approximately 675 facilities. The Company's leadership position in the parking industry is a result of applying professional management strategies to a fragmented industry managed largely by small local operators; developing relationships with real estate managers and developers, including sports arena operators; understanding the needs of the parking public; applying technology to parking services; and retaining employees through formal training programs and performance-based compensation.

     The Company provides parking management services at multi-level parking facilities and surface lots. It also provides parking consulting, shuttle, valet, parking meter enforcement, and billing and collection services. The Company distinguishes itself from its competitors by combining a reputation for professional integrity and quality management with operating strategies designed to increase the revenues of parking operations for its clients. The Company's clients include some of the nation's largest owners and developers of mixed-use projects, major office building complexes, sports stadiums, and hotels, as well as several municipalities. Parking facilities operated by the Company include, among others, certain terminals operated by BAA Heathrow International Airport (London), the Prudential Center (Boston), Rockefeller Center (New York), One Penn Plaza (New York), Ericsson Stadium (Charlotte), Busch Stadium (St. Louis), Reunion Arena (Dallas), Coors Field (Denver), Oriole Park at Camden Yards (Baltimore), Cinergy Field (Cincinnati), Turner Stadium (Atlanta) and various parking facilities owned by the Hyatt and Westin hotel chains, the Rouse Company, Faison Associates, May Department Stores, Equity Office Properties, and Crescent Real Estate. None of these clients accounted for more than 5% of the Company's total revenues in the past fiscal year.

INDUSTRY

     The IPI estimates that there are 35,000 parking facilities in the United States generating approximately $26.0 billion of annual revenues, which is divided evenly between commercial and governmental operators. The commercial parking services business is very fragmented, consisting of a few national companies and approximately 1,000 small, privately-held local and regional operators. The Company believes that it has the opportunity to consolidate this fragmented, localized industry by using its competitive advantages with regard to scale, financial strength, technology, controls, and professionalism, all of which are becoming increasingly important in the parking services business. For the same reasons, the Company believes that it is well-positioned to be selected by municipal and other governmental entities to operate their parking facilities and provide parking-related services as such entities move toward outsourcing and privatization.

     Expansion of the number of parking facilities results from new construction. During the 1980's, the high level of construction activity in the United States resulted in a significant increase in the number of parking facilities. Since that time, as construction activity has slowed, growth of certain parking service companies, including the Company, has been a result of take-aways from other parking companies. New construction and market share gains are essential to growth for parking service companies because of the limitations on growth in revenues of existing operations. Although some growth in revenues from existing operations is possible through redesign, increased operational efficiency, or increased facility use and prices, such growth is ultimately limited by the size of a facility and market conditions.

     Management believes that most commercial real estate developers and property owners view services such as parking as potential profit centers rather than cost centers. These parties outsource parking operations to parking management companies in an effort to maximize profits and cash flow. Parking management companies can increase profits, benefitting both the owners and themselves by using managerial skills and experience, operating systems, and operating controls unique to the parking industry.

     Privatization of government parking operations and facilities provides new opportunities for the parking industry. Industry estimates suggest that as much as 50% of the revenues generated by the United States parking industry is generated by facilities operated by municipalities and other government entities. Cities and municipal authorities are beginning to retain private firms to operate facilities and provide parking-related services in an effort to reduce operating budgets and increase efficiency. Privatization in the United Kingdom has already provided significant expansion opportunities for private parking companies. In the United States, several cities have awarded or are considering awarding on-street parking enforcement and parking meter service contracts to for-profit parking companies such as the Company. For example, the Company has recently been awarded contracts for collection of parking meter revenues in Miami Beach, Florida and parking meter enforcement in Charlotte, North Carolina.

GROWTH STRATEGY

     The Company plans to continue to add facilities to its operations by focusing its marketing efforts on increasing market share at the local level, targeting real estate asset managers and developers with a national presence, pursuing strategic acquisitions of other parking service operators, and expanding its international operations. Set forth below are the key elements of the Company's growth strategy.

     Increase Market Share. The Company continually seeks to establish and increase market share in new and existing markets through take-aways of competitors' contracts, obtaining new management and lease contracts, joint venture arrangements, and purchases of parking facilities. Through emphasizing marketing at the local level and establishing relationships with large-scale national asset managers and developers, the Company expects to continue to expand its base of operations and gain market share. Management believes that the Company's relative size, financial strength and systems, and automation capabilities give it a competitive advantage in winning new business and make it an attractive partner for joint venture and other opportunities. In addition, the Company believes that its performance-based compensation system, which is designed to reward managers for increasing the profitability of their respective areas of responsibility, has been a key contributor to the Company's growth.

     Acquire Other Parking Operators. The Company intends to capitalize on the highly fragmented nature of the parking management industry by acquiring other independent operators. Many of the Company's competitors are capital constrained or do not have the systems or economies of scale to compete effectively. The Company's acquisition strategy is to focus on opportunities that enable the Company to become a leading provider in selected markets, generate significant economies of scale and cost savings, and increase cash flow. Cost savings typically result from the elimination of duplicative management functions as well as from efficiencies resulting from implementing the Company's systems and professional management techniques. The Company has recently hired a Senior Vice President of Acquisitions who devotes his time exclusively to acquisitions and development.

     Expand International Operations. Management believes that there are significant international growth opportunities, particularly for well-capitalized companies that are interested in making significant investments in parking equipment and construction, either independently or with foreign partners. The Company typically enters foreign markets either through consulting projects or by forming joint ventures with established local entities, both of which allow the Company to enter foreign markets with reduced operating and investment risk. Since 1991, the Company has established operations in the United Kingdom, Germany, Mexico, Malaysia, and Canada. The Company also provides consulting services in Spain and has a business development office in Amsterdam. The Company believes there are significant expansion opportunities in these countries as well as other countries.

OPERATING STRATEGY

     The Company's primary objective is to increase the revenues and profitability of its parking facilities through a variety of operating strategies including the following:

          Maintain Strict Cost Management and Cash Control. In order to provide competitively priced services, the Company must contain costs. Managers are trained to analyze staffing and cost control issues, and each facility is carefully tracked on a monthly basis to determine whether financial results are within budgeted ranges. Because of the substantial performance-based component of their compensation, managers are continuously motivated to contain the costs of their operations. Strict cash control is also critical to the Company and its clients. The Company's cash control procedures are based on a ticketing system supervised by high level managers and include on-site spot checks, multiple daily cash deposits, local audit functions, managerial oversight and review, and internal audit procedures. It is Company policy that all tickets and gate counts are reconciled daily against cash collected. Management believes its cash control procedures are effective in minimizing the loss of revenues at parking facilities.

          Emphasize Sales and Marketing Efforts. The Company's management is actively involved in developing and maintaining business relationships and in exploring opportunities for growth. A cornerstone of the Company's culture is its incentive compensation system which rewards managers who are able to develop new business. The Company's marketing efforts are designed to expand its operations by developing and maintaining relationships with major real estate developers and asset managers, business and government leaders and other clients. The Company encourages its managers to pursue new opportunities at the local level while simultaneously selectively targeting key clients and projects at a national level.

          Leverage Established Market Presence and Corporate
     Infrastructure. The Company has an established presence in multiple markets, representing platforms from which it can build. Because of the relatively fixed nature of corporate overhead and the resources that can be shared in specific markets, the Company has the opportunity to expand its profit margins as it grows its presence in established markets. The Company has consistently reduced general and administrative expenses as a percentage of total revenues. General and administrative expenses as a percentage of total revenues were 12.7%, 12.5%, and 12.2% in fiscal 1994, 1995, and 1996, respectively. The Company anticipates this trend will continue as general and administrative costs are spread over a larger revenue base. Leveraging its individual markets and its corporate infrastructure are important elements of the Company's strategy.

          Empower Local Managers; Provide Corporate Support. The Company has achieved what management believes is a successful balance between centralized and decentralized management. Because its business is dependent, to some extent, on personal relationships, the Company provides its managers with a significant degree of autonomy in order to encourage prompt and effective responses to local market demands. In conjunction with this local operational authority, the Company provides, through its corporate office, services that typically are not readily available to independent operators such as management support, marketing and business expertise, training, and financial and information systems. The Company retains centralized control, however, over those functions necessary to monitor service quality and cash control integrity and to maximize operational efficiency. Services performed at the corporate level include billing, quality improvement oversight, financial and accounting functions, policy and procedure development, systems design, and corporate acquisitions and development.

          Utilize Performance-Based Compensation. The Company's performance-based compensation system rewards managers at the general manager level and above for the profitability of their respective areas of responsibility. Each person participating in the incentive program generally receives a substantial portion of his or her compensation from this performance-based compensation system. Incentive compensation payments typically range from 20% to 80% of total compensation.

          Maintain Well-Defined, Professional Management Organization. In order to ensure professionalism and consistency in the Company's operations, to provide a career path opportunity for its managers, and to achieve a balance between autonomy and accountability, the Company has established a highly structured management organization. Organized in six levels, the Company has a total of 400 managers and hires approximately 50 per year. The Company recruits primarily college graduates or people with previous parking services or hospitality industry experience, and requires that they complete a formal training program. Management believes that the Company's management training program is a significant factor in the Company's success. New managers in the Company's management trainee program are assigned to a particular facility where they are supervised as they manage one to five employees. The management trainee program lasts approximately one year and teaches a wide variety of skills, including organizational skills, basic management techniques, and basic accounting. Upon successful completion of the program, management trainees are promoted to facility manager in charge of a particular parking facility. As facility managers, they report up through a hierarchical structure of managers. As managers develop and gain experience, they have the opportunity to assume expanded responsibility, to be promoted to higher management levels and to increase the performance-based component of their compensation. This well-defined structure provides a career path that is an attractive opportunity for prospective new hires. In addition, the well-planned training and advancement program has enabled the Company to instill a high level of professionalism in its employees. A final important benefit of the Company's organizational structure is that it has allowed the Company to balance localized autonomy with accountability and centralized support and control.

          Automate Facilities. The Company's application of sophisticated technology to its operations represents a competitive advantage over smaller operators which have more limited resources. The Company has implemented computerized card tracking and accounting systems in certain of its facilities and is experimenting with a variety of automated settlement systems. The Company expects that these technology initiatives will enhance revenue by increasing the efficiency and accuracy of payment collections, reduce labor costs, and minimize lost revenue at parking facilities.

          Enhance Management Information Systems. In the last five years, the Company has re-engineered and replaced its accounting and operations software. Central to this effort has been the development of industry-specific software models, such as the Parker Accounts Receivable System, a proprietary software system used to generate a range of reports related to receivables and to audit access control systems for the Company's parking facilities. The Company's distributed systems, which include payroll, revenue collection, and monthly line-item budgeting, allow local management access to data pertinent to their operations, while allowing corporate review of all data. The Company also provides accounting services through a division that maintains separate financial statements for large or complex facilities. The Company's management believes continued improvement in its management information system services will increase the Company's competitive advantage over smaller and less automated competitors.

          Strategically Expand Service Offerings. The Company provides services that are complementary to parking facility management, with a particular emphasis on consulting. Other ancillary services include parking meter enforcement, on-street parking services, car pooling coordination, shuttle van operation, and transportation management. Recent new ancillary services include contracts for collection of parking meter revenues in Miami Beach, Florida and for parking meter installation and enforcement in Charlotte, North Carolina. These ancillary services do not constitute a significant portion of the Company's revenues, but management believes that the provision of ancillary services can be important in obtaining new business and preparing the Company for future changes in the parking industry. For example, the Company's operations in the United Kingdom grew out of a single consulting arrangement.

          Focus on Retention of Patrons. In order for the Company to succeed, its parking patrons must have a positive experience at Company facilities. Accordingly, the Company stresses the importance of having well-lighted, clean facilities, and cordial employees. Each facility manager has primary responsibility for the environment at the facility, and is evaluated on his or her ability to retain parking patrons. The Company also monitors customer satisfaction through customer surveys and "mystery parker" programs.

          Maintain Disciplined Facility Site Selection Analysis. In existing markets, the facility site selection process begins with identification of a possible facility site and the analysis of projected revenues and costs at the site by general managers and regional managers. The managers then conduct an examination of a facility's potential demand based on traffic patterns and counts, area demographics, and potential competitors. Pro forma financial statements are then developed and a Company representative will meet with the property owner to discuss the terms and structure of the agreement.

ACQUISITIONS

     The Company's acquisition strategy focuses primarily upon acquisitions that will enable the Company to become a leading provider in selected current markets. The Company believes that it can recognize economies of scale by making acquisitions in markets where the Company already has a significant presence, which allow the Company to reduce the overhead cost of the acquired company by consolidating its management with that of the Company. In addition, the Company seeks acquisitions in attractive new markets. Management believes acquisitions are an effective means of entering new markets, thereby quickly obtaining both operating presence and management personnel. The Company also believes it can improve acquired operations by applying its sophisticated operating systems and professional management techniques.

     Acquisition of Contract Rights. In August 1992, the Company purchased for $8 million the contract rights to operate 103 parking facilities which were owned, leased, or managed by Meyers Parking based in New York City. Of these 103 facilities, 39 are leased or owned facilities and 64 are operated under management contracts. The purchase of these contract rights gave the Company entry into new markets in New York City, Boston, and San Francisco. In addition, the contracts included facilities which overlapped in several markets where the Company had existing operations.

     Acquisition of Square Industries, Inc. On January 18, 1997, the Company completed the Square Acquisition. As of December 31, 1996, Square operated 117 parking facilities containing approximately 61,000 spaces in New York, New Jersey, Pennsylvania, Maryland, Massachusetts, Delaware, Indiana, Georgia, and Canada, including Rockefeller Center and One Penn Plaza in New York City. The total consideration for the Square Acquisition was approximately $53.0 million, plus the assumption of approximately $23.2 million of Square indebtedness. The Company funded the Square Acquisition with borrowings under the Credit Facility.

     The Company believes the strategic and financial benefits of the Square Acquisition include the opportunity to realize significant cost savings and economies of sale through the elimination of duplicative corporate overhead and management functions, information sharing and increased market share, particularly in the New York and Philadelphia markets where, as a result of the acquisition, the size of the Company's operations have more than doubled. The Square Acquisition also expanded the Company's geographic presence into new markets, including Indianapolis, Ottawa, and Toronto. Furthermore, the Company believes the Square Acquisition has improved the Company's mix of leased and owned facilities and has added several capable and experienced management personnel to complement the Company's existing staff.

     Purchase of Busch Stadium Properties. On December 31, 1996, the Company acquired Civic, which owns four parking facilities adjacent to or near Busch Stadium in St. Louis, Missouri, containing approximately 7,500 parking spaces. Prior to the Civic Acquisition, the Company operated all four parking facilities pursuant to management agreements. Management believes that acquiring control of these facilities provides the opportunity for greater revenue growth and increased cost control. The Company funded the $91.0 million purchase price through working capital and approximately $67.2 million of borrowings under the Credit Facility. The Company has entered into a non-binding letter of intent to sell a 50% interest in Civic to the Fund for cash at the Company's cost. There can be no assurance that the sale of the 50% interest to the Fund will be completed or, if completed, that it will be on the terms currently contemplated. If such sale is completed, the Company and the Fund will operate the facilities as a joint venture.

SALES AND MARKETING

     The Company's sales and marketing efforts are designed to expand its operations by developing and maintaining relationships with major real estate developers and asset managers, business and government leaders, and other clients. The Company encourages its managers to pursue new opportunities at the local level while simultaneously selectively targeting key clients and projects at a national level.

     Local. At the local level, the Company's sales and marketing efforts are decentralized and directed towards identifying new expansion opportunities within a particular city or region. Managers are trained to develop the business contacts necessary to generate new opportunities and to monitor their local markets for take-away and outsourcing opportunities. The Company provides its managers with a significant degree of autonomy in order to encourage prompt and effective responses to local market demands, which is complemented by management support and marketing training through the Company's corporate offices. In addition, a manager's compensation is dependent, in part, upon his or her success in developing new business. By developing business contacts locally, the Company's managers often get the opportunity to bid on projects when asset managers and property owners are dissatisfied with current operations and also learn in advance of possible new projects.

     National. At the national level, the Company's marketing efforts are undertaken primarily by upper-level management, which target developers, governmental entities, the hospitality industry, mixed-used projects, and medical facilities. These efforts are directed at operations that generally have national name recognition, substantial demand for parking related services, and the potential for nationwide growth. For example, the Company's current clients include, among other national real estate companies and hotel chains, the Rouse Company, Faison Associates, Equity Office Properties, May Department Stores, Crescent Real Estate, Westin Hotels, and Hyatt Hotels. Management believes that providing high-quality, efficient services to such companies will lead to additional opportunities as those clients continue to expand their operations. Outsourcing by parking facility owners will continue to be a source for additional facilities, and management believes the Company's experience and reputation with large real estate asset managers give it a competitive advantage in this area.

INTERNATIONAL EXPANSION

     The Company's international operations began in the early 1990's with the formation of an international division, which is now one of the fastest growing areas of the Company. The Company typically enters foreign markets either through consulting projects or by forming joint ventures with established local entities. Consulting projects allow the Company to establish a presence and evaluate the prospects for growth of a given market without investing a significant amount of capital. Likewise, forming joint ventures with local partners allows the Company to enter new foreign markets with reduced operating and investment risks.

     Operations in London began in 1991 with a single consulting agreement and since then have grown to 89 facilities in the United Kingdom including two terminals at Heathrow International Airport and parking meter enforcement and ticketing services for three local governments that have privatized these services. The Company began expansion into Mexico in July 1994 by forming a joint venture with Fondo Opcion, an established Mexican developer, and now operates 23 facilities in Mexico. The Company also operates 20 facilities in Puerto Rico, 4 facilities in Canada and has entered into a management contract in Kuala Lumpur, Malaysia related to the operation of a 5,400 space parking facility servicing one of the largest development projects in the world. The Company established a business development office in the Netherlands in 1995 to pursue expansion into other European countries and is providing consulting services in Spain. In 1996, the Company acquired a 50% equity interest in a joint venture which operates five facilities in Germany. In order to manage its international expansion, the Company has allocated responsibilities for international operations to a Senior Vice President.

PARKING FACILITY PROPERTIES

     The Company's facilities are currently organized into 12 regions, 11 in North America, and one which is comprised of the United Kingdom and Germany. Each region is supervised by a regional manager who reports directly to one of the Senior Vice Presidents or to the President. Regional managers oversee four to six general managers who each supervise the Company's operations in a particular city. The following table summarizes certain information regarding the Company's facilities as of January 31, 1997.

                                                                                                            TOTAL     PERCENTAGE
                                                                NUMBER OF                                 NUMBER OF    OF TOTAL
REGIONS                                 CITIES                  FACILITIES   MANAGED   LEASED   OWNED      SPACES       SPACES
-------                                 ------                  ----------   -------   ------   -----     ---------   ----------
Atlanta................  Atlanta, Birmingham, Charleston (SC),       101        51       50      --         42,765        6.6%
                           Charlotte, Columbia (SC), Jackson
                           (MS), Mobile
Dallas-Ft. Worth.......  Dallas-Ft. Worth, Oklahoma City, San        124        72       42      10         48,419        7.5
                           Antonio, Tulsa
European...............  United Kingdom -- Birmingham, London,        94        12       82      --         32,689        5.0
                           Newcastle, Oxford;
                           Germany -- Berlin, Dresden,
                           Frankfurt, Hamburg, Schwerin
Florida................  Jacksonville, Miami/Ft. Lauderdale,         180       102       78      --         69,772       10.8
                           Orlando, Puerto Rico, Tampa/St.
                           Petersburg
Houston................  Albuquerque, Austin, El Paso,               116        81       35      --         61,636        9.5
                           Houston, New Orleans
Los Angeles............  Los Angeles, Orange County (CA),             75        57       18      --         42,681        6.6
                           Phoenix
Mid-Atlantic...........  Atlantic City, Baltimore, Norfolk,          140        92       43       5         60,759        9.4
                           Philadelphia, Pittsburgh, Richmond,
                           Washington (D.C.)
Midwest................  Charleston (WV), Cincinnati,                102        65       37      --         63,996        9.9
                           Cleveland, Columbus, Milwaukee,
                           Ottawa (Canada), Toronto (Canada)
Nashville..............  Chattanooga, Knoxville,                     221        98      101      22(1)      46,419        7.2
                           Lexington/Frankfort, Louisville,
                           Memphis, Nashville
New York...............  Hartford, New York, Jersey City,            144        50       85       9         60,107        9.3
                           Providence, Stamford
San Francisco..........  Oakland, Salt Lake City, San                 30        21        9      --         11,601        1.8
                           Francisco, Seattle
St. Louis..............  Denver/Colorado Springs, Des Moines,        151        95       45      11         75,670       11.7
                           Indianapolis, Kansas City,
                           Minneapolis-St. Paul, St. Louis
Other..................  Boston, Chicago, Mexico City                 46        32       13       1         30,348        4.7
                                                                   -----       ---      ---      --        -------      -----
        Total.................................................     1,524       828      638      58        646,862      100.0%
                                                                   =====       ===      ===      ==        =======      =====

---------------

(1) Includes the Company's corporate headquarters.

OPERATING ARRANGEMENTS

     The Company operates parking facilities under three general types of arrangements: management contracts, leases, and fee ownership. As of January 31, 1997, the Company operated 828 parking facilities through management contracts and 638 parking facilities through leases, and owned 58 parking facilities, either independently or in joint ventures with third parties. The following table sets forth certain information regarding the number of managed, leased, and owned facilities as of the specified dates:

                                                                                    AT
                                                          AT SEPTEMBER 30,      JANUARY 31,
                                                        ---------------------   -----------
                                                        1994    1995    1996       1997
                                                        -----   -----   -----   -----------
Managed facilities....................................    626     715     770        828
Leased facilities.....................................    436     485     552        638
Owned facilities......................................     26      31      37         58
                                                        -----   -----   -----      -----
          Total.......................................  1,088   1,231   1,359      1,524
                                                        =====   =====   =====      =====

     The general terms and benefits of these three types of arrangements are described as follows:

          Management Contracts. Management contract revenues consist of management fees (both fixed and percentage of revenues) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of management contracts includes insurance premiums and claims and other indirect overhead. The Company's responsibilities under a management contract include hiring, training, and staffing parking personnel and providing collections, accounting, record keeping, insurance, and facility marketing services. In general, the Company is not responsible under its management contracts for structural, mechanical, or electrical maintenance or repairs, for providing security or guard services, or for paying property taxes. The typical management contract is for a term of one to three years and generally is renewable for successive one-year terms. The Company's renewal rates for each of the most recent five fiscal years were in excess of 92%. With respect to insurance, the Company's clients have the option of obtaining liability insurance on their own or purchasing insurance from the Company under the management contract. Because of its size and claims experience, the Company can purchase such insurance at significant discounts to comparable market rates and, management believes, at lower rates than the Company's clients can generally obtain on their own. Accordingly, the Company generates profits on the insurance provided under its management contracts. See "Business -- Litigation and Insurance."

          Leases. Leases generally provide for a contractually established payment to the facility owner which is either a fixed annual amount, a percentage of gross revenues, or a combination thereof. As a result, the Company's revenues and profits in its lease arrangements are dependent upon the performance of the facility. Leased facilities generally require a longer commitment and a larger capital investment by the Company than managed facilities, but generally provide a longer-term source of revenue and a greater opportunity for revenue and earnings growth. Cost of parking includes rent, payroll and related benefits, depreciation (if applicable), maintenance, insurance, and general operating expenses. Under its leases, the Company is typically responsible for all facets of the parking operations, except for structural, mechanical, or electrical maintenance or repairs, or property taxes. Lease arrangements are typically for terms of three to ten years, with a renewal options.

          Fee Ownership. Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities, but provides maximum control over the operation of the parking facility and the greatest profit potential of the three types of operating arrangements. As the owner, all changes in facility revenue and expenses flow directly to the Company. Additionally, the Company has the potential to realize benefits of appreciation in the value of the underlying real estate if the property is sold. The ownership of a parking facility brings the Company complete responsibility for all aspects of the property, including all structural, mechanical, and electrical maintenance and repairs.

          Joint Ventures. The Company seeks joint venture partners who are established local or regional developers pursuing financing alternatives for development projects. Joint ventures typically involve a development where the parking facility is a part of a larger multi-use project, allowing the Company's joint venture partners to benefit from a capital infusion to the project. Joint ventures offer the revenue growth potential of ownership with a partial reduction in capital requirements. The Company has interests in joint ventures that own or operate parking facilities located in Nashville, Denver, Tulsa, New Orleans, Mexico City, Berlin, Dresden, and Frankfort.

          MBE Partnerships. The Company is currently a party to eleven separate minority business enterprise partnerships. These are generally partnerships formed by the Company and a minority businessperson to manage a facility. The Company generally owns 60% to 70% of the partnership interests in each partnership and typically receives management fees before partnership distributions are made to the partners.

COMPETITION

     The parking industry is fragmented and highly competitive, with limited barriers to entry. The Company faces direct competition for additional facilities to manage, lease, or own and the facilities currently operated by the Company face competition for employees and customers. The Company competes with a variety of other companies to add new operations. Although there are relatively few large, national parking companies that compete with the Company, developers, hotel companies, and national financial services companies have the potential to compete with parking companies. Municipalities and other governmental entities also operate parking facilities which compete with the Company. The Company also faces competition from local owner-operators of facilities who are potential clients for the Company's management services. Construction of new parking facilities near the Company's existing facilities could adversely affect the Company's business.

     Management believes that it competes for clients based on rates charged for services; ability to generate revenues for clients; ability to anticipate and respond to industry changes; range of services; and ability to expand operations. The Company has a reputation as a leader in the industry and as a provider of high quality services. The Company is one of the largest companies in the parking industry and is not limited to a single geographic region. The Company also has the financial strength to make capital investments as an owner or joint venture partner that smaller or more leveraged companies do not have. The Company's size has also allowed it to centralize administrative functions that give the decentralized managerial operations cost-efficient support. Moreover, the Company has obtained broad experience in managing and operating a wide variety of facilities over the past 29 years. Additionally, the Company is able to attract and retain quality managers through its incentive compensation system that directly rewards successful sales and marketing efforts and places a premium on profitable growth.

LITIGATION AND INSURANCE

     The ownership of property and provision of services to the public entails an inherent risk of liability. Although the Company is engaged in routine litigation incidental to its business, there is no legal proceeding to which the Company is a party which, in the opinion of management, will have a material adverse effect upon the Company's financial condition and results of operations. The Company attempts to disclaim its liability for personal injury and property damage claims by printing disclaimers on its ticket stubs and by placing warning signs in the facilities it owns or operates. The Company also carries liability insurance that management believes meets industry standards; however, there can be no assurance that any future legal proceedings (including any related judgments, settlements, or costs) will not have a material adverse effect on the Company's financial condition and results of operations.

     The Company purchases comprehensive liability insurance covering parking facilities owned, leased, and managed by the Company in the amount of $1.0 million per occurrence and $1.0 million in the aggregate per facility. In addition, the Company purchases group insurance with respect to all Company employees, whether such persons are employed at owned, leased, or managed facilities. Because of the size of the operations covered, the Company purchases these policies at prices that, management believes, represent a discount to the prices that would be charged to parking facility owners on a stand-alone basis. Pursuant to its management contracts, the Company charges its customers for insurance at rates it believes approximate market rates based upon its review of the applicable market. In each case, the Company's clients have the option of purchasing their own liability insurance policies, provided the Company is named as an additional insured; however, because the Company's fees for insurance are generally competitive with market rates, the Company's clients have historically chosen to pay the Company's insurance fees. A reduction in the number of clients that purchase insurance through the Company, however, could have a material adverse effect on the operating earnings of the Company. In addition, although the Company's cost of insurance has not fluctuated significantly in recent years, a material increase in insurance costs due to increased claims experienced by the Company could adversely affect the profit associated with insurance charges pursuant to management contracts and could have a material adverse effect on the Company's financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of the Company as of the date of this Prospectus.

NAME                                         AGE            POSITION WITH THE COMPANY
----                                         ---            -------------------------
Monroe J. Carell, Jr.......................  65    Chairman of the Board, Chief Executive
                                                   Officer
James H. Bond..............................  54    President, Chief Operating Officer,
                                                   Director
Stephen A. Tisdell.........................  45    Chief Financial Officer
Emanual J. Eads............................  45    Senior Vice President
Jeff L. Wolfe..............................  37    Senior Vice President
Alan J. Kahn...............................  37    Senior Vice President -- European
                                                   Operations
Henry J. Abbott............................  46    Vice President -- General Counsel,
                                                   Secretary
Gregory Susick.............................  37    Senior Vice President
William R. Porter..........................  43    Senior Vice President
Al Cornish.................................  45    Vice President -- Human Resources
Chris Callas...............................  40    Vice President -- Corporate Controller
John W. Eakin(1)(2)........................  42    Director
Edward G. Nelson(1)........................  65    Director
William C. O'Neil, Jr.(2)..................  62    Director
P.E. Sadler(1).............................  62    Director
Cecil Conlee(2)............................  60    Director

---------------

(1) Member of Audit Committee
(2) Member of Compensation Committee

     All directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Executive officers serve at the discretion of the Board of Directors.

     Monroe J. Carell, Jr. has served as Chief Executive Officer and Chairman of the Board of Directors of the Company for over 17 years. Mr. Carell has also served as a trustee of Vanderbilt University in Nashville, Tennessee, since 1991 and is a member of the Board of Trust of the Urban Land Institute. Mr. Carell is also a member of the Board of Directors of Vanderbilt University Medical Center.

     James H. Bond has served as President, Chief Operating Officer, and a member of the Board of Directors of the Company since October 1990 and has been employed by the Company since 1971 in various positions including general manager and regional manager.

     Stephen A. Tisdell has served as Chief Financial Officer of the Company since February 1993. From May 1992 to February 1993 he was President and owner of Tisdell Consulting, an independent financial consulting company. Mr. Tisdell served as Executive Vice President, Treasurer, and Secretary of Maison Blanche, Inc., a retail clothing company from June 1991 until May 1992. From February 1987 until June 1991, he served as Group Vice President -- Finance and Chief Accounting Officer of Service Merchandise Corporation, a nationwide retail goods company.

     Emanuel J. Eads has served as a Senior Vice President of the Company since 1985 and has served in various other positions with the Company, including general manager and regional manager, since 1974.

     Jeff L. Wolfe has served as a Senior Vice President of the Company since May 1994 and has served in various other positions with the Company, including general manager and regional manager, since 1988.

     Alan J. Kahn has served as Senior Vice President -- European Operations of the Company since April 1996 and has served in various other positions with the Company, including general manager and regional manager, since 1988.

     Henry J. Abbott has served as Vice President -- General Counsel of the Company since 1986 and as Secretary since 1980. Mr. Abbott has been an employee of the Company since 1977.

     Gregory Susick has served as Senior Vice President of the Company since October, 1996 and has served in various other positions with the Company, including general manager and regional manager, since 1989.

     William R. Porter has served as Senior Vice President -- Acquisitions of the Company since November 1996. From 1991 to 1996, Mr. Porter served as Executive Vice President -- Marketing for Ace Parking, a parking management company.

     Al Cornish has served as Vice President of Human Resources of the Company since December 1996. From 1995 to 1996, Mr. Cornish served as Director of Human Resources Development for Roy Rogers Restaurants, a restaurant company. From 1993 to 1994, he served as the Director of Human Resources -- Mid Atlantic Region for Automatic Data Processing (ADP), a payroll service and processing company. From 1988 to 1992, he served as Director of Operations for Southland Corporation, a convenience store operation company.

     Chris Callas has served as Corporate Controller of the Company since November 1996. From 1990 to 1996, Mr. Callas served as Vice
President -- Controller of Worldspan, L.P., a travel agency automation and airline reservation processing firm.

     John W. Eakin has served as a director of the Company since August 1993. Mr. Eakin has been President of Eakin-Smith, Inc., a real estate development and management company, since September 1987. In April 1996, Mr. Eakin merged his company with Highwoods Properties, Inc., an office and industrial real estate investment trust. Mr. Eakin serves as a director of Highwoods Properties, Inc. and serves on the advisory board of First American Bank.

     Edward G. Nelson has served as a director of the Company since August 1993. Mr. Nelson formed Nelson Capital Corp., a merchant banking firm, in 1985, and has served as the President and Chairman of the Board of such firm since its organization. Mr. Nelson serves as a director of each of Advocat Inc., a long-term care facility owner and operator; Osborn Communications Company, an owner and operator of radio and television stations; ClinTrials Research Inc., a clinical research organization; and Berlitz International, Inc., a language services company. Mr. Nelson also serves as a trustee of Vanderbilt University.

     William C. O'Neil, Jr. has served as a director of the Company since August 1993. Mr. O'Neil has served as Chairman of the Board, President, and Chief Executive Officer of ClinTrials Research Inc., a clinical research organization, since September 1989. Mr. O'Neil serves as a director of each of Advocat Inc., a long-term care facility owner and operator; ATRIX Laboratories, Inc., a drug delivery company; Sigma Aldrich Chemical Company, a manufacturer of research chemicals; and American Healthcorp, Inc., a specialty healthcare service company.

     P.E. Sadler has served as a director of the Company since 1996. Mr. Sadler is the Chairman of the Board of ActaMed Corporation, a healthcare information services company that he founded in 1992. In 1979, Mr. Sadler founded MicroBilt Corporation and served as its Chairman and Chief Executive Officer. After MicroBilt was acquired by First Financial Management Corporation in 1989, Mr. Sadler remained as Chairman and Chief Executive Officer until 1991.

     Cecil Conlee has served as a director of the Company since 1996. Mr. Conlee has served as Chairman of the Board and Chief Executive Officer of CGR Investors, a real estate investment and portfolio management services company, since 1989. Mr. Conlee serves on the Board of Directors of Oxford Industries, Inc., a clothing manufacturer, and Rodamco, N.V., a real estate investment company. Mr. Conlee also serves as a trustee of Corporate Property Investors, International Council of Shopping Centers and Vanderbilt University. Mr. Conlee is a member and past trustee of the Urban Land Institute, a director of Central Atlanta Progress, The Corporation for Olympic Development Atlanta, and The Southern Center for International Studies.

FUTURE BOARD EXPANSION

     In connection with the Square Acquisition, the Company has agreed to use its best efforts to cause Lowell Harwood, the former Chairman and Chief Executive Officer of Square, to be elected to the Company's Board of Directors. The Company anticipates that the Company's Board will vote to increase the number of directors by one and elect Mr. Harwood as a director.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The table below sets forth certain information regarding the beneficial ownership of the Common Stock as of the date hereof, and as adjusted to reflect the sale of shares offered hereby, of (i) each Selling Shareholder, (ii) each person known to the Company to beneficially own more than 5% of the Common Stock, (iii) each director of the Company, (iv) the Company's Chief Executive Officer and the four other most highly compensated executive officers, and (v) all directors and executive officers of the Company as a group. Unless otherwise indicated, the persons listed below have sole voting and investment power over the shares of Common Stock shown as beneficially owned by them.

                                                 SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                 OWNED PRIOR TO THE                     OWNED AFTER THE
                                                     OFFERING(1)       SHARES TO BE       OFFERING(1)
                                                 -------------------   SOLD IN THE    -------------------
                                                  NUMBER     PERCENT     OFFERING      NUMBER     PERCENT
                                                 ---------   -------   ------------   ---------   -------
Monroe J. Carell, Jr.(2)(3)....................  7,316,421     41.8%     217,334      7,099,087    34.1%
The Carell Children's Trust(4).................  4,980,142     28.5      371,000      4,588,142    22.1
Monroe Carell, Jr. 1994 Grantor Retained
  Annuity Trust(5).............................  1,168,049      6.7           --      1,168,049     5.6
Tennessee Botanical Gardens & Fine Arts,
  Inc. -- Cheekwood............................     33,333     *          33,333             --      --
Monroe J. Carell, Jr. Foundation(2)(6).........    133,333     *         133,333             --      --
Kathryn Carell Brown Foundation(7).............     30,000        *       15,000         15,000       *
Edith Carell Johnson Foundation(8).............     30,000        *       15,000         15,000     *
Julia Carell Stadler Foundation(9).............     30,000        *       15,000         15,000     *
James H. Bond(10)..............................    207,000      1.2           --        207,000     1.0
Emanuel J. Eads(11)............................     13,500        *           --         13,500       *
Jeff L. Wolfe(12)..............................     12,450        *           --         12,450       *
Alan J. Kahn(13)...............................      6,900        *           --          6,900       *
Cecil Conlee(14)...............................     10,024        *           --         10,024       *
John W. Eakin(15)..............................     13,250        *           --         13,250       *
Edward G. Nelson(16)...........................     15,500        *           --         15,500       *
William C. O'Neil, Jr.(15).....................     17,000        *           --         17,000       *
P.E. Sadler(17)................................      9,867        *           --          9,867       *
                                                                         -------
          Total................................                          800,000
                                                                         =======
All directors and executive officers as a group
  (16 persons)(18).............................  7,659,361     43.8%                  7,442,027    35.6%

---------------

   * Indicates less than 1%
 (1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of the date of the Offering that such person or group has the right to acquire within 60 days after such date, or with respect to which such person otherwise has or shares voting or investment power. For purposes of computing beneficial ownership and the percentages of outstanding shares held by each person or group of persons on a given date, shares which such person or group has the right to acquire within 60 days after such date are shares for which such person has beneficial ownership and are deemed to be outstanding for purposes of computing the percentage for such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.
 (2) Address: 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212.
 (3) Includes 1,256,491 shares held by two trusts with respect to which Mr. Carell is trustee. See footnote 5. Excludes 4,980,142 shares held by The Carell Children's Trust and 54,420 shares held by trusts benefiting Mr. Carell's grandchildren, with respect to which Mr. Carell disclaims beneficial ownership.
 (4) The Carell Children's Trust is a trust created by Mr. Carell in 1987 for the benefit of his children, the trustee of which is Equitable Trust Company, 800 Nashville City Center, 511 Union, Nashville, Tennessee 37219, an affiliate of Equitable Securities Corporation, a co-managing underwriter in this Offering.

 (5) The Monroe Carell, Jr. 1994 Grantor Retained Annuity Trust is a trust created in 1994, of which Mr. Carell is trustee and from which Mr. Carell is entitled to an annuity until September 1999 with the remainder passing to his children.
 (6) The Monroe J. Carell, Jr. Foundation is a charitable private foundation of which Mr. Carell is president and a director.
 (7) The Kathryn Carell Brown Foundation is a private foundation established by Mrs. Brown in 1996. Mrs. Brown serves as the Foundation's trustee. Address: c/o Equitable Trust Company, 800 Nashville City Center, 511 Union Street, Nashville, Tennessee 37219.
 (8) The Edith Carell Johnson Foundation is a private foundation established by Mrs. Johnson in 1996. Mrs. Johnson serves as the Foundation's trustee.
     Address: c/o Equitable Trust Company, 800 Nashville City Center, 511 Union Street, Nashville, Tennessee 37219.
 (9) The Julia Carell Stadler Foundation is a private foundation established by Mrs. Stadler in 1996. Mrs. Stadler serves as the Foundation's trustee.
     Address: c/o Equitable Trust Company, 800 Nashville City Center, 511 Union Street, Nashville, Tennessee 37219.
(10) Includes 178,500 shares of restricted stock granted in connection with Mr. Bond's Performance Agreement, 750 shares held by his spouse, 750 shares held by the Emily Bond Trust of which Mrs. Bond is trustee, and options to purchase 12,000 shares of Common Stock.
(11) Includes options to purchase 9,000 shares of Common Stock.
(12) Includes options to purchase 9,000 shares of Common Stock, 1,500 shares held by Mr. Wolfe's spouse, and 1,500 shares held by the Patricia Wolfe Children's Trust of which Mr. Wolfe is trustee, and for which Mr. Wolfe disclaims beneficial ownership of 750 shares.
(13) Includes options to purchase 6,000 shares of Common Stock.
(14) Includes 524 shares of restricted stock granted in lieu of director compensation pursuant to the Company's Restricted Stock Plan and options to purchase 9,500 shares of Common Stock.
(15) Includes options to purchase 9,500 shares of Common Stock.
(16) Includes 3,000 shares held by Mr. Nelson's spouse, of which Mr. Nelson disclaims beneficial ownership, and options to purchase 9,500 shares of Common Stock.
(17) Includes 367 shares of Restricted Stock granted in lieu of director compensation pursuant to the Company's Restricted Stock Plan and options to purchase 9,500 shares of Common Stock granted pursuant to the Director Stock Option Plan.
(18) Includes options to purchase 107,500 shares of the Company's Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock currently consists of 50,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of serial Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of March 6, 1997, there were (i) 17,494,372 shares of Common Stock issued and outstanding, including 180,057 shares subject to restricted stock agreements,
(ii) 344,650 shares of Common Stock reserved for issuance upon exercise of outstanding options, and (iii) no shares of Preferred Stock outstanding.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share on all matters to be voted on by the shareholders. The Charter does not provide for cumulative voting and, accordingly, the holders of a majority of the outstanding shares have the power to elect all directors and to control the resolution of all issues put to a vote of the shareholders. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of the Common Stock. All shares of the Common Stock outstanding upon consummation of the Offering will be validly issued, fully paid, and nonassessable. The shares of Common Stock have the following rights, subject, in each case, to the rights of the holders of any outstanding Preferred
Stock: (i) to receive dividends, if any, as may be declared and paid from time to time by the Board of Directors, in its discretion, from funds legally available therefore; and (ii) upon liquidation, dissolution, or winding up of the Company, to receive pro rata all assets remaining available for distribution.

PREFERRED STOCK

     The Company's Board of Directors may authorize, without further action by the Company's shareholders, the issuance of up to 1,000,000 shares of Preferred Stock in one or more series, and may fix by resolution, to the extent permitted by the Tennessee Business Corporation Act, the terms and rights of each such series, including the voting powers, full or limited, if any, of the shares of such series and the designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof. The issuance of Preferred Stock by action of the Board of Directors could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of a series of Preferred Stock could also, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer, or other takeover attempt. Although the Board of Directors is required to make a determination as to the best interests of the shareholders of the Company when issuing Preferred Stock, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in the best interests of the Company or in which shareholders might receive a premium for their stock over the then prevailing market price.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co., William Blair & Company, L.L.C., and Equitable Securities Corporation, as representatives of the several Underwriters (the "Representatives"), have agreed, severally, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names:

                                                               NUMBER
NAME OF UNDERWRITER                                           OF SHARES
-------------------                                           ---------
J.C. Bradford & Co..........................................
William Blair & Company, L.L.C..............................
Equitable Securities Corporation............................
                                                               -------
          Total.............................................
                                                               =======

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $          per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain other dealers. After the Offering, the public offering price and such concessions may be changed. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation, or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of the effectiveness of the Offering, to purchase up to 410,000 shares of Common Stock to cover over-allotments, if any. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown the table above bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell these additional shares on the same terms as those on which the shares are being offered.

     Subject to applicable limitations, the Underwriters, in connection with the Offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain, or otherwise affect the price of the Common Stock, which might be higher than the price that otherwise might prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with the Offering.

     The Company, its executive officers and directors, and the Selling Shareholders have agreed that they will not, without the prior written consent of J.C. Bradford & Co., issue, sell, transfer, assign, or otherwise dispose of any of the Common Stock or options, warrants, or rights to acquire Common Stock owned by them prior to the expiration of 180 days from the date of this Prospectus.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the

Securities Act, or will contribute to payments that the Underwriters or any such controlling persons may be required to make in respect thereof.

     J.C. Bradford & Co. has, from time to time, provided investment banking and financial advisory services for the Company, including in connection with the Square Acquisition.

                                    EXPERTS

     The consolidated financial statements of Central Parking Corporation and Subsidiaries as of September 30, 1996 and 1995, and for each of the years in the three-year period ended September 30, 1996, and the statements of direct revenues and expenses of Civic Center Corporation (a managed facility of Central Parking System of St. Louis, Inc.) for the period from January 1, 1996 through March 20, 1996 and for the year ended December 31, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The audited financial statements of Square Industries, Inc. and its subsidiaries as of December 31, 1996 and 1995 and for the 10 month period ended December 31, 1994 and the years ended December 31, 1995 and 1996 have been incorporated by reference herein and in the registration statement in reliance upon the report of Deloitte & Touche LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The audited financial statements of Civic Parking, LLC for the period from March 21, 1996 through December 31, 1996 have been incorporated by reference herein and in the registration statement in reliance on the report of Joseph Decosimo and Company, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee. Certain legal matters related to the Offering will be passed upon for the Underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in the Prospectus as to any contracts, agreements, or other documents filed as an exhibit to, or incorporated by reference in, the Registration Statement are qualified in all respects to the copy of such contract, agreement, or other document filed as an exhibit or incorporated by reference in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Copies of the Registration Statement (with exhibits), as well as such reports, proxy statements, and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Common Stock is listed on the NYSE and reports, proxy material, and other information concerning the Company may be inspected at the offices of the NYSE, Operations, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996;

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996;

          (3) The Company's Current Report on Form 8-K dated December 31, 1996, as amended by the Current Reports on Form 8-K/A, dated January 16, 1997, March 17, 1997 and March 21, 1997 relating to the Civic Acquisition;

          (4) The Company's Current Report on Form 8-K dated January 17, 1997, as amended by the Current Reports on Form 8-K/A, dated March 18, 1997 and March 21, 1997, relating to the Square Acquisition; and

          (5) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on September 15, 1995.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to the Company's principal executive offices, Attention: Investor Relations Department, Central Parking Corporation, 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212, telephone number 615-297-4255.

             ======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   11
Price Range of Common Stock and
  Dividend Policy.....................   11
Capitalization........................   12
Unaudited Pro Forma Consolidated
  Financial Information...............   13
Selected Historical and Pro Forma
  Financial Information...............   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   29
Management............................   38
Principal and Selling Shareholders....   40
Description of Capital Stock..........   41
Underwriting..........................   43
Experts...............................   44
Legal Matters.........................   44
Available Information.................   44
Information Incorporated by
  Reference...........................   45

             ======================================================
             ======================================================
                                4,100,000 SHARES

                        [CENTRAL PARKING CORPORATION LOGO]

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                              --------------------
                              J.C. BRADFORD & CO.
                                 MARCH   , 1997
             ======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses (all of which will be shared by the Company and the Selling Shareholders in proportion to the proceeds received by the Company and each Selling Shareholder) in connection with the Offering described in the Registration Statement.

Commission Registration Fee.................................  $ 37,584
New York Stock Exchange Listing Fee.........................    10,500
NASD Fee....................................................    10,203
Blue Sky Fees and Expenses*.................................     5,000
Printing and Engraving Expenses*............................   150,000
Legal Fees and Expenses*....................................   225,000
Auditors' Fees and Expenses*................................   200,000
Miscellaneous*..............................................    61,713
                                                              --------
          Total*............................................  $700,000
                                                              ========

---------------

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) The Tennessee Business Corporation Act (the "TBCA") provides that a corporation may indemnify any of its directors against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director reasonably believed such conduct was in the corporation's best interest, (iii) in all other cases, the director reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director was adjudged to be liable to the corporation. In cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper benefit to a director, no indemnification may be made if such director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that a director be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

     (b) Article Eleven of the Amended and Restated Charter of the Registrant sets forth the extent to which officers or directors of the Registrant may be insured or indemnified against any liabilities which they may incur. The general effect of such provision is that any person made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant will be indemnified by the Registrant against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the fullest extent permitted under the laws of the State of Tennessee. In addition, such provision provides that, in the Registrant's sole discretion, the Registrant may indemnify employees or agents against such expenses, judgments, fines, and amounts paid in settlement.

     (c) The Company maintains a policy of directors' and officers' insurance that would in certain instances provide the funds necessary for the Registrant to meet its obligations under its Amended and Restated Charter.

     (d) Reference is also made to Section 8 of the Underwriting Agreement filed as Exhibit 1 hereto, which provides for indemnification by the Underwriters of the Company and certain officers, directors, and controlling persons against certain liabilities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  1        --  Form of Underwriting Agreement
  2.1      --  Agreement and Plan of Merger, dated December 6, 1996, by and among Central Parking Corporation, Central Parking
               System -- Empire State, Inc., and Square Industries, Inc.
               (incorporated by reference to Exhibit (c)(1) to the
               Company's Tender Offer Statement on Schedule 14D-1 filed
               December 13, 1996)
  2.2      --  Agreement for Sale and Purchase of Membership Interests,
               dated November 22, 1996, by and among Central Parking System
               Realty, Inc. Central Parking System Realty of Missouri,
               Inc., Gateway Grove, Inc., and SLC Holdings, L.L.C.
               (incorporated by reference to Exhibit 2.2 to the Company's
               Current Report on Form 8-K filed January 14, 1997)
  4.1      --  Amended and Restated Charter of the Registrant, as amended, restated to incorporate the Amendment adopted February 28,
               1997 solely for the purposes of electronic filing.
  4.2      --  Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration
               Statement No. 33-95640 on Form S-1)
  4.3      --  Form of Common Stock Certificates (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No.
               33-95640 on Form S-1)
  5        --  Opinion of Harwell Howard Hyne Gabbert & Manner, P.C.
 23.1      --  Consent of KPMG Peat Marwick LLP
 23.2      --  Consent of Deloitte & Touche LLP
 23.3      --  Consent of Joseph Decosimo and Company, LLP
 23.4      --  Consent of Harwell Howard Hyne Gabbert & Manner, P.C.
               (included in Exhibit 5)
 24        --  Power of Attorney (included on page II-4)
 99        --  Consent of Lowell Harwood

     (b) Financial Statement Schedules

     The schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, that the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted against the Registrant by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          2. For purposes of determining any liability under the Securities Act, that each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          4. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on March 21, 1997.

                                          CENTRAL PARKING CORPORATION

                                          By:    /s/ MONROE J. CARELL, JR.
                                            ------------------------------------
                                                   Monroe J. Carell, Jr.
                                                          Chairman

                               POWER OF ATTORNEY

     Each person whose signature to the Registration Statement appears below hereby appoints Monroe J. Carell, Jr. and Stephen A. Tisdell, and each of them, one of whom may act without the joinder of the other, as his attorney-in-fact to execute in the name and on behalf of any such persons, individually and in the capacity stated below, and to file all amendments and post-effective amendments to this Registration Statement, which amendment or amendments may make such changes and additions in this Registration Statement as such attorney-in-fact may deem necessary or appropriate and to execute and file any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                   TITLE                        DATE
                      ---------                                   -----                        ----

              /s/ MONROE J. CARELL, JR.                  Chief Executive Officer               March 21, 1997
-----------------------------------------------------      (Principal Executive
                Monroe J. Carell, Jr.                      Officer), Chairman of
                                                           the Board

                  /s/ JAMES H. BOND                      President and Chief                   March 21, 1997
-----------------------------------------------------      Operating Officer,
                    James H. Bond                          Director

               /s/ STEPHEN A. TISDELL                    Chief Financial Officer               March 21, 1997
-----------------------------------------------------      (Principal Financial
                 Stephen A. Tisdell                        and Accounting
                                                           Officer)

                  /s/ JOHN W. EAKIN                      Director                              March 21, 1997
-----------------------------------------------------
                    John W. Eakin

                /s/ EDWARD G. NELSON                     Director                              March 21, 1997
-----------------------------------------------------
                  Edward G. Nelson

             /s/ WILLIAM C. O'NEIL, JR.                  Director                              March 21, 1997
-----------------------------------------------------
               William C. O'Neil, Jr.

                   /s/ P.E. SADLER                       Director                              March 21, 1997
-----------------------------------------------------
                     P.E. Sadler

                  /s/ CECIL CONLEE                       Director                              March 21, 1997
-----------------------------------------------------
                    Cecil Conlee

                                 EXHIBIT INDEX

 EXHIBIT                                                                   PAGE
  NUMBER                      DESCRIPTION OF EXHIBITS                     NUMBER
----------                    -----------------------                     ------
  1     --  Form of Underwriting Agreement
  2.1   --  Agreement and Plan of Merger, dated December 6, 1996, by and among Central Parking Corporation, Central Parking
            System -- Empire State, Inc., and Square Industries, Inc.
            (incorporated by reference to Exhibit (c) (1) to the
            Company's Tender Offer Statement on Schedule 14D-1 filed
            December 13, 1996)
  2.2   --  Agreement for Sale and Purchase of Membership Interests,
            dated November 22, 1996, by and among Central Parking System
            Realty, Inc. Central Parking System Realty of Missouri,
            Inc., Gateway Grove, Inc., and SLC Holdings, L.L.C.
            (incorporated by reference to Exhibit 2.2 to the Company's
            Current Report on Form 8-K filed January 14, 1997)
  4.1   --  Amended and Restated Charter of the Registrant, as amended, restated to incorporate the Amendment adopted February 28,
            1997 solely for the purposes of electronic filing.
  4.2   --  Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Company's Registration
            Statement No. 33-95640 on Form S-1)
  4.3   --  Form of Common Stock Certificates (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No.
            33-95640 on Form S-1)
  5     --  Opinion of Harwell Howard Hyne Gabbert & Manner, P.C.
 23.1   --  Consent of KPMG Peat Marwick LLP
 23.2   --  Consent of Deloitte & Touche LLP
 23.3   --  Consent of Joseph Decosimo and Company, LLC
 23.4   --  Consent of Harwell Howard Hyne Gabbert & Manner, P.C.
            (included in Exhibit 5)
 24     --  Power of Attorney (included on page II-4)
 99     --  Consent of Lowell Harwood